
HANNY
VISIONS AHEAD



HANNY

Interim Report 2005-2006 中期報告

Hanny Holdings Limited • 錦興集團有限公司

HANNY



The Board of Directors of Hanny Holdings Limited (the "Company") has pleasure to present to Shareholders the Interim Report of the Company and its subsidiaries (the "Group") for the six months ended September 30, 2005.

錦興集團有限公司(「本公司」)董事會欣然向股東提呈本公司及其附屬公司(「本集團」)截至二零零五年九月三十日止六個月之中期報告。

The directors have resolved to declare an interim dividend of HK4 cents per share in cash with scrip option for the six months ended September 30, 2005 (9/30/2004: Nil) to those shareholders whose names appear on the Register of Members of the Company on January 4, 2006. The relevant dividend warrants or share certificates will be dispatched to shareholders on or around March 3, 2006.

董事議決宣派截至二零零五年九月三十日止六個月之中期股息每股現金4港仙(可選擇以股代息)(二零零四年九月三十日:無)予於二零零六年一月四日名列本公司股東名冊上之股東。相關之股息單或股票將約於二零零六年三月三日寄發予各股東。

The Register of Members of the Company will be closed from Tuesday, January 3, 2006 to Wednesday, January 4, 2006, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the interim dividend, all completed share transfers forms, accompanied by the relevant share certificates, must be lodged with the Company's Hong Kong branch registrars, Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Friday, December 30, 2005.

本公司將於二零零六年一月三日(星期二)至二零零六年一月四日(星期三)(首尾兩天包括在內)期間暫停辦理股份過戶登記手續。股東為符合享有中期股息之資格,務請將所有填妥之股份過戶表格連同有關之股票,於二零零五年十二月三十日(星期五)下午四時前交回本公司之股份過戶登記處香港分處秘書商業服務有限公司,地址為香港灣仔告士打道56號東亞銀行港灣中心地下以作登記。

Management Discussion and Analysis

管理層討論及分析

RESULTS AND FINANCIAL REVIEW

業績及財務回顧

Results

業績

For the period ended September 30, 2005, the Group's unaudited consolidated profit was HK$48.0 million (9/30/2004: loss of HK$15.1 million), which comprised of profit after operating income and expenses of HK$139.2 million (9/30/2004: HK$117.7 million), positive change in fair value of financial assets of HK$15.6 million (9/30/2004: Nil), finance costs of HK$24.1 million (9/30/2004: HK$9.3 million), share of net losses of associates of HK$24.1 million (9/30/2004: HK$30.4 million, as restated), gain on disposal of subsidiaries and associates of HK$4.2 million (9/30/2004: net loss of HK$11.4 million), impairment loss on goodwill arising on acquisition of an associate of HK$14.4 million (9/30/2004: Nil) and income tax expense of HK$48.4 million (9/30/2004: HK$67.7 million, as restated). In addition, there was amortization of goodwill arising on acquisition of associates of HK$14.0 million for the period ended September 30, 2004, whereas there was nil for the period ended September 30, 2005 as a result of the change in accounting policy.

截至二零零五年九月三十日止期間,本集團之未經審核綜合溢利為48,000,000港元(二零零四年九月三十日:虧損為15,100,000港元),包括扣除經營收入及開支後溢利139,200,000港元(二零零四年九月三十日:117,700,000港元)、財務資產公平價值之正面轉變為15,600,000港元(二零零四年九月三十日:無)、財務費用24,100,000港元(二零零四年九月三十日:9,300,000港元)、應佔聯營公司虧損淨額24,100,000港元(二零零四年九月三十日:30,400,000港元(經重列))、出售附屬公司及聯營公司之收益為4,200,000港元(二零零四年九月三十日:虧損淨額為11,400,000港元)、收購一間聯營公司產生之商譽減值虧損14,400,000港元(二零零四年九月三十日:無)及所得税支出48,400,000港元(二零零四年九月三十日:67,700,000港元(經重列))。此外,截至二零零四年九月三十日止期間,收購聯營公司產生之商譽攤銷為14,000,000港元,而截至二零零五年九月三十日止期間,由於會計政策變動,故有關數字為零港元。

Management Discussion and Analysis *(Continued)*

管理層討論及分析 *(續)*

RESULTS AND FINANCIAL REVIEW *(Continued)*

Segment Results

For trading of computer related products, segment turnover amounted to HK$1,898.8 million, increased by HK$91.4 million (5.0%) and segment result recorded HK$89.6 million, decreased by HK$7.0 million (7.2%).

For trading of consumer electronic products, segment turnover amounted to HK$670.9 million, decreased by HK$242.7 million (26.5%) and segment result recorded HK$13.1 million, decreased by HK$1.7 million (11.5%).

For trading of securities, segment turnover amounted to HK$113.9 million, increased by HK$112.6 million (over 100%) and segment result recorded HK$18.6 million, increased by HK$8.2 million (78.8%).

For property development and trading, segment turnover amounted to HK$118.8 million, increased by HK$118.8 million (100%) and segment result recorded HK$10.7 million, increased by HK$10.8 million (over 100%).

This year, the Group still enjoyed steady growth without lowering gross profit margin. This sales growth was due to our persistent efforts to control cost on inventory pricing, our strong and extensive business network worldwide and promotional efforts made.

The results of the Group was critically turned from loss of HK$15.1 million for the period ended September 30, 2004 to profit of HK$48.0 million for the period by the reduction of amortization of goodwill arising on acquisitions of subsidiaries and associates during the period of approximately HK$39.1 million as compared to the period ended September 30, 2005 as a result of the change in accounting policy. Furthermore, the Group suffered less net losses under "Share of results of associates" during the period of HK$24.1 million, a decrease by HK$6.3 million (20.7%). In addition, the investment in unlisted convertible notes recorded an unrealized gain of HK$15.5 million.

Liquidity

Net bank and cash balances at September 30, 2005 decreased significantly to HK$28.2 million (3/31/2005: HK$332.6 million), accounting for 2.0% (3/31/2005: 23.7%) of the net tangible asset value of the Group. The cash was mainly used for daily operations and investments in unlisted convertible notes during the period. The current ratio of the Group at September 30, 2005 was 1.39 (3/31/2005: 1.91).

業績及財務回顧 *(續)*

分類業績

就電腦相關產品貿易而言，分類營業額為1,898,800,000港元，增加91,400,000港元（5.0%），而分類業績則錄得89,600,000港元，減少7,000,000港元（7.2%）。

就消費電子產品貿易而言，分類營業額為670,900,000港元，減少242,700,000港元（26.5%），而分類業績則錄得13,100,000港元，減少1,700,000港元（11.5%）。

就證券買賣而言，分類營業額為113,900,000港元，增加112,600,000港元（超過100%），而分類業績則錄得18,600,000港元，增加8,200,000港元（78.8%）。

就物業發展及買賣而言，分類營業額為118,800,000港元，增加118,800,000港元（100%），而分類業績則錄得10,700,000港元，增加10,800,000港元（超過100%）。

於本年度，本集團仍可取得穩定增長而毋須減低毛利率。是項銷售增長乃由於本集團不斷努力控制存貨價格之成本、強大而廣泛之全球業務網絡及所作出之推廣工作。

本集團業績由截至二零零四年九月三十日止期間之虧損15,100,000港元轉為本期間溢利48,000,000港元，由於期內之會計政策變動，故本期間收購附屬公司及聯營公司產生之商譽攤銷較截至二零零四年九月三十日止期間減少約39,100,000港元。此外，本集團期內在「應佔聯營公司業績」方面錄得24,100,000港元之虧損淨額，比去年同期減少6,300,000港元（20.7%）。此外，於非上市可換股票據之投資錄得未變現收益15,500,000港元。

流動資金

於二零零五年九月三十日之銀行及現金結存淨額大幅減至28,200,000港元（二零零五年三月三十一日：332,600,000港元），佔本集團有形資產淨值之2.0%（二零零五年三月三十一日：23.7%）。期內，該等現金主要用作日常營運及投資於非上市可換股票據。本集團於二零零五年九月三十日之流動比率為1.39（二零零五年三月三十一日：1.91）。

Management Discussion and Analysis *(Continued)*

管理層討論及分析 *(續)*

RESULTS AND FINANCIAL REVIEW *(Continued)*

Financial Review

The net current assets of the Group at September 30, 2005 decreased by HK$406.6 million (35.9%) to HK$724.9 million (3/31/2005: HK$1,131.5 million).

Such decrease was mainly attributable to the decrease in bank balances and cash, other asset, investments, short-term loan receivables from related companies, margin loan receivables and net tax payable of HK$304.4 million, HK$108.0 million, HK$42.1 million, HK$5.7 million and HK$45.2 million, respectively, at period end as compared to the previous year, and offset by the increase in inventories, trade and other receivables, investments, short-term loan receivables, trade, bills and other payables and borrowings of HK$498.8 million, HK$10.1 million, HK$56.8 million, HK$146.9 million, HK$164.9 million and HK$539.3 million, respectively.

Other asset of HK$108.0 million as at March 31 2005 were fully disposed of at a consideration of HK$118.8 million during the period, with a profit of HK$10.7 million.

Inventories increased from HK$587.1 million as at March 31, 2005 to HK$1,085.9 million as at September 30, 2005. This was attributable to the increase in inventory levels of the subsidiaries in the United States and United Kingdom at period end, as management foresaw an increasing sales trend in the coming months. In addition, there was inventories buyback from a customer for conversion to consignment.

Trade and other receivables increased from HK$766.3 million as at March 31, 2005 to HK$776.4 million as at September 30, 2005. The number of days for debtors turnover remained steady from 38 days last year to 39 days in current period.

Trade and other payables increased from HK$1,011.8 million as at March 31, 2005 to HK$1,180.3 million as at September 30, 2005. The number of day for creditors turnover decreased from 54 days last year to 45 days in current period. The decrease in creditors turnover days was mainly attributable to the early settlement of trade payables in lien of cash discount on goods purchased during the period.

業績及財務回顧 *(續)*

財務回顧

本集團於二零零五年九月三十日之流動資產淨值減少406,600,000港元(35.9%)至724,900,000港元(二零零五年三月三十一日:1,131,500,000港元)。

流動資產淨值減少主要由於在期末,銀行結存及現金、其他資產、投資、應收有關連公司之短期貸款、應收孖展貸款及應付税項淨額與去年相比分別減少304,400,000港元、108,000,000港元、42,100,000港元、5,700,000港元及45,200,000港元,並因存貨、貿易及其他應收款項、投資、應收短期貸款、應付票據、貿易及其他應付款項以及借款分別增加498,800,000港元、10,100,000港元、56,800,000港元、146,900,000港元、164,900,000港元及539,300,000港元抵銷。

期內以118,800,000港元代價悉數出售於二零零五年三月三十一日為108,000,000港元之其他資產,錄得10,700,000港元溢利。

存貨由二零零五年三月三十一日之587,100,000港元增加至二零零五年九月三十日之1,085,900,000港元,原因是管理層預料未來月份美國及英國之銷售額呈增長趨勢,而於期末增加當地附屬公司存貨量。此外,向一名顧客購回存貨以轉換作託賣用途。

貿易及其他應收款項由二零零五年三月三十一日之766,300,000港元上升至二零零五年九月三十日之776,400,000港元。應收賬款流轉期則保持穩定由去年之38日至本期間之39日。

貿易及其他應付款項由二零零五年三月三十一日之1,011,800,000港元增加至二零零五年九月三十日之1,180,300,000港元。應付賬款流轉期由去年之54日減至本期間之45日。應付賬款流轉期減少主要由於就期內所購貨品提早償還貿易應付賬款以代替現金折讓所致。

Management Discussion and Analysis *(Continued)*

管理層討論及分析 *(續)*

RESULTS AND FINANCIAL REVIEW *(Continued)*

Financial Review *(Continued)*

At September 30, 2005, total borrowings of the Group amounted to HK$1,026.2 million (3/31/2005: HK$293.3 million), of which HK$382.2 million (3/31/2005: HK$160.0 million) were not repayable within one year. The borrowings included bank borrowings of HK$371.3 million (3/3/12005: HK$82.0 million), other loans of HK$636.5 million (3/312005: HK$161.3 million), overdrafts of HK$18.4 million (3/31/2005: HK$47.0 million). In addition, there were obligations under finance leases and amount due to a minority shareholder of HK$0.5 million and HK$2.5 million, respectively, as at March 31, 2005. The increase in borrowings was due to new borrowings totaled of HK$1,163.4 million obtained during the period for the purposes of investment and daily operation, but with the total repayment of only HK$430.5 million.

Interests in associates

At September 30, 2005, interests in associates amounted to HK$645.1 million (3/31/2005: HK$635.7 million, as restated), represented share of net assets of HK$604.1 million (3/31/2005: HK$581.0 million, as restated), goodwill on acquisition of an associate of HK$39.0 million (3/31/2005: HK$51.1 million), loan to an associate of HK$1.4 million (3/31/2005: HK$1.4 million) and amounts due therefrom of HK$0.6 million (3/31/2005: HK$2.2 million). The increase in balance was mainly due to the acquisition of additional equity interest in an associate of HK$24.1 million, currency translation loss of HK$8.8 million, share of associates' increase in other reserves and losses, of HK$32.6 million and HK$24.1 million, respectively, during the period. Furthermore, goodwill arising on acquisition of an associate was impaired by HK$14.4 million at period end.

Pledge of assets

At September 30, 2005, certain assets of the Group amounting to HK$1,386.9 million (3/31/2005: HK$240.2 million) were pledged to banks and financial institutions for loan facilities granted to the Group.

Gearing ratio

The gearing ratio (borrowings/shareholders' funds) at September 30, 2005 significantly increased to 55.9% (3/31/2005: 16.2%).

業績及財務回顧 *(續)*

財務回顧 *(續)*

於二零零五年九月三十日，本集團借款總額為1,026,200,000港元（二零零五年三月三十一日：293,300,000港元），其中382,200,000港元（二零零五年三月三十一日：160,000,000港元）毋須於一年內償還。有關借款包括銀行借款371,300,000港元（二零零五年三月三十一日：82,000,000港元）、其他貸款636,500,000港元（二零零五年三月三十一日：161,300,000港元）、透支18,400,000港元（二零零五年三月三十一日：47,000,000港元）。此外，於二零零五年三月三十一日，融資租約承擔及應付一名少數股東款項分別為500,000港元及2,500,000港元。由於期內就投資及日常營運而取得合共1,163,400,000港元之新增借款，惟還款總額僅為430,500,000港元，以致借款增加。

聯營公司權益

於二零零五年九月三十日，聯營公司權益為645,100,000港元（二零零五年三月三十一日：635,700,000港元（經重列）），分別為應佔資產淨值604,100,000港元（二零零五年三月三十一日：581,000,000港元（經重列））、收購一間聯營公司產生之商譽39,000,000港元（二零零五年三月三十一日：51,100,000港元）、向一間聯營公司作出之貸款1,400,000港元（二零零五年三月三十一日：1,400,000港元）及應收聯營公司款項600,000港元（二零零五年三月三十一日：2,200,000港元）。該結餘增加主要由於期內增購一間聯營公司之股本權益24,100,000港元、貨幣換算虧損8,800,000港元、應佔聯營公司其他儲備增加及虧損分別為32,600,000港元及24,100,000港元。此外，收購一間聯營公司產生之商譽於期末減值14,400,000港元。

資產抵押

於二零零五年九月三十日，本集團將1,386,900,000港元（二零零五年三月三十一日：240,200,000港元）之若干資產抵押予銀行及財務機構以取得本集團之貸款融資。

資本與負債比率

於二零零五年九月三十日之資本與負債比率（借款／股東資金）大幅增加至55.9%（二零零五年三月三十一日：16.2%）。

Management Discussion and Analysis *(Continued)*

RESULTS AND FINANCIAL REVIEW *(Continued)*

Exchange rate and interest rate risks exposure

Most of the Group's business transactions, assets and liabilities are denominated in Hong Kong Dollars and United States Dollars. The risk of foreign exchange fluctuation had not been significant to the Group. Interest rates of import loans are mainly referenced to LIBOR or HIBOR plus whereas that of bank and other loans are Prime plus. At the balance sheet date, the Group did not enter into any interest rate speculative and hedging contracts. However, the recent weakening of the Euro Dollars against United States Dollars would bring certain exchange losses to the European subsidiaries so far. In view of the possible persistent exchange losses, the Group will consider entering into hedging contracts to eliminate exposure to downside risks, whenever the Group and the concerned foreign subsidiaries think fit.

Contingent liabilities

At September 30, 2005, the Group has no contingent liabilities in relation to guarantees given to banks and other financial institutions for facilities granted to an outsider (3/31/2005: Nil).

Employees and remuneration policies

As at September 30, 2005, there were approximately 485 staff (3/31/2005: 500) employed by the Group. The remuneration policies are formulated on the basis of performance of individual employees and the prevailing salaries' trends in the various regions. They are subject to be reviewed every year. The Group also provided employee training programs, mandatory provident fund scheme, medical insurance and discretionary bonus. Share options are awarded to employees on merit basis. However, no share options were granted during the period.

BUSINESS AND OPERATIONS REVIEW

Trading Operations Review

The Group continued to strengthen the market position in CD, DVD and USB Flash Category. In summary, the Memorex® brand awareness was growing to bring along with continuous growth in revenue and operating margins.

管理層討論及分析 *(續)*

業績及財務回顧 *(續)*

匯兑及利率風險

本集團大部分之業務交易、資產及負債均以港元及美元計值，外匯波動風險對本集團而言並不重大。進口貸款之利率主要參照倫敦銀行同業拆息率或香港銀行同業拆息率以上水平計算，而銀行及其他貸款之利率則主要參照最優惠利率以上水平計算。於結算日，本集團並無訂立任何利率投機及對沖合約。然而，由於最近歐元兑美元表現疲弱，將會對歐洲附屬公司構成若干匯兑虧損。預見可能持續之匯兑虧損，本集團將考慮於其本身及有關之海外附屬公司認為合適時訂立對沖合約以對銷下調風險。

或然負債

於二零零五年九月三十日，本集團並無就任何有關集團以外人士獲授之融資而向銀行及其他財務機構作出擔保之或然負債（二零零五年三月三十一日：無）。

僱員及薪酬政策

於二零零五年九月三十日，本集團僱用約485名員工（二零零五年三月三十一日：500名）。本集團之薪酬政策乃根據個別僱員之表現及不同地區當時之薪酬趨勢而制定。每年均會作出檢討。本集團亦提供培訓計劃、強制性公積金計劃、醫療保險及酌情花紅予僱員，表現優異之僱員會獲得購股權之獎勵。然而，期內並無授出購股權。

業務及經營回顧

貿易業務回顧

本集團繼續穩固於光碟、DVD及USB Flash類別之市場地位。概括而言，隨著Memorex®品牌認知提高，收入及經營利潤亦有所增加。


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
Stock code: 275

NATION FIELD LIMITED
(Incorporated in the British Virgin Islands with limited liability)

WELL ORIENT LIMITED
(Incorporated in Hong Kong with limited liability)



CHINA STRATEGIC HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
Stock code: 235

GROUP DRAGON INVESTMENTS LIMITED
(Incorporated in the British Virgin Islands with limited liability)

Extension of long stop date for the Share Sale Agreement

On 30 December 2005, Hanny, PYI and the China Strategic Offeror entered into a supplemental agreement pursuant to which the long stop date for the fulfilment or waiver of the conditions precedent to the Share Sale Agreement has been extended from 31 December 2005 to 30 April 2006.

Reference is made to the joint announcements dated 19 April 2005, 10 May 2005 and 28 July 2005 issued by Hanny Holdings Limited ("Hanny"), China Strategic Holdings Limited, Well Orient Limited, Nation Field Limited and Group Dragon Investments Limited, the announcements dated 2 September 2005, 13 September 2005 and 7 October 2005 issued by Hanny, the circular dated 14 September 2005 issued by Hanny (the "Circular"), and the announcement dated 8 November 2005 issued by China Strategic. Terms used herein shall have the same meanings as those defined in the Circular unless the context requires otherwise.

Hanny and PYI Corporation Limited (formerly known as Paul Y. — ITC Construction Holdings Limited) ("PYI") entered into the Share Sale Agreement with the China Strategic Offeror on 10 March 2005 pursuant to which the China Strategic Offeror has conditionally agreed to acquire 135,000,000 China Strategic Shares (equivalent to 67,500,000 Consolidated China Strategic Shares) from each of Hanny and PYI for an aggregate cash consideration of HK$52,110,000 (HK$26,055,000 each for Hanny and PYI). One of the conditions precedent to the Completion is the implementation of the Capital Reorganisation and the China Strategic Group Reorganisation to the reasonable satisfaction of the China Strategic Offeror. As at the date hereof, the Capital Reorganisation and the China Strategic Group Reorganisation have yet to be completed. Accordingly, on 30 December 2005, Hanny, PYI and the China Strategic Offeror entered into a supplemental agreement pursuant to which the long stop date for the fulfilment or waiver of the conditions precedent to the Share Sale Agreement has been extended from 31 December 2005 to 30 April 2006.

As at the date of this announcement, the directors of Hanny are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Mr. Lui Siu Tsuen, Richard

Independent Non-executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

As at the date of this announcement, the directors of China Strategic are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Ms. Chau Mei Wah, Rosanna
Ms. Chan Ling, Eva
Mr. Li Bo
Mr. Chan Kwok Hung *(Alternate to Dr. Chan Kwok Keung, Charles)*
Mr. Lui Siu Tsuen, Richard *(Alternate to Dr. Yap, Allan)*

Independent Non-executive Directors:
Mr. David Edwin Bussmann
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

By order of the board
HANNY HOLDINGS LIMITED
Lui Siu Tsuen, Richard
Deputy Managing Director

By order of the board
NATION FIELD LIMITED
Gao Yang
Director

By order of the board
WELL ORIENT LIMITED
Lui Siu Tsuen, Richard
Director

By order of the board
CHINA STRATEGIC HOLDINGS LIMITED
Chan Yan Yan, Jenny
Company Secretary

By order of the board
GROUP DRAGON INVESTMENTS LIMITED
Chan Ling, Eva
Director

Hong Kong, 30 December 2005

The sole director of the China Strategic Offeror accepts full responsibility for the accuracy of the information contained in this announcement other than that relating to Hanny and its subsidiaries (the "Hanny Group") and the China Strategic Group and confirms, having made all reasonable enquiries, that to the best of his knowledge, opinions expressed in this announcement other than those relating to the Hanny Group and the China Strategic Group have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of Hanny jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to the China Strategic Offeror and the China Strategic Group and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement other than those relating to China Strategic Offeror and the China Strategic Group have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of China Strategic jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to the China Strategic Offeror and the Hanny Group and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement other than those relating to the China Strategic Offeror and the Hanny Group have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

Management Discussion and Analysis *(Continued)*

North America

Memorex® North America recorded record revenues and operating income in the first two quarters of Fiscal 2006. Growth in USB Flash and Accessories revenues were the primary drivers of the record revenues achieved during the period. Unit sales of USB Flash nearly tripled in FY06 providing over 150% revenue growth in the category. Revenue growth was also fueled by aggressive expansion of its sales of Accessories products with revenues growing by 22%. Media revenues were nearly flat from previous year as increased volumes were offset by decreased average selling prices. In the United States, according to industry trade publications, Memorex® continues to be the American market leader in DVD sales with a 27% share and CDR sales with also a 32% share. We expect DVD volumes to grow substantially in fiscal 2006 while CDR volumes should continue to decline at single digit rates. We continue to expand our presence in Latin America through distribution channels and to explore new market opportunities in Canada. Memorex® continues to be the top brand among the largest retailers in North America. We currently have one or more of our products in 95% of the top twenty retailers in the United States.

Operating margins in North America also achieved record levels. The Company's global purchasing enabled us to improve our gross margins, which we continue to use to leverage our cost structure. We consolidated our Canadian operations into our U.S. operation has yielded operating efficiencies compared to prior year.

Europe

The European market continues to be challenging. CDR and DVD prices continue to come under pressure from a variety of competitors and directly from the disk manufacturers. In addition, levies in Italy and France have negatively impacted the retail demand for CDRs and DVDs as consumers look for alternative channels to purchase media and media alternatives such as MP3 players. On a positive note, The USB Flash business in Europe has grown by 57%. The Group has continued the successful strategy of supplying key retailers on a direct basis and is currently in more the half of the top European retailers.

Asia

The Asian market continues to be emerging. The revenue was slightly increased by 7%, which was originated by Japan market. Due to low margin in DVD recorders and keen competition in CD and DVD sector, the overall margin was dropped. Research has been made as to launching new products to leverage the Memorex® brand in Asia. The current strategy is to collaborate with more distributors over Asian countries, promote sales of the CDR & DVD and launch new products (like USB flash and Accessories) in line with that of the Group.

管理層討論及分析 *(續)*

北美

在北美,Memorex®於二零零六年財政年度首兩季錄得創新高之收入及經營收入。USB Flash及配件收入增長為期內收入創新高之主要動力。USB Flash之銷售量於二零零六年財政年度增長接近三倍,為該類別提供超過150%之收入增長。收入增長亦由配件產品銷售之積極擴展帶動,而收入增長達22%。媒體收入因平均售價下跌而抵銷銷售量增加以致收入與去年相比接近持平。於美國,根據工業貿易刊物,Memorex®繼續於DVD及一次收錄光碟銷售成為美國市場領導者,各分別擁有27%及32%佔有率。本集團預計DVD數量將於二零零六年財政年度大幅增加,而一次收錄光碟數量則繼續以個位數字比率下降。本集團繼續透過分銷渠道擴張於拉丁美洲之業務,並開拓加拿大之新市場機遇。Memorex®繼續為北美各大零售商當中之最佳品牌。本集團現有一種或以上產品於美國百分之九十五之二十大零售商中售賣。

北美之經營利潤亦達致紀錄水平。全球採購使本公司改善毛利率,而本集團亦繼續用此以改善成本結構。本集團開始將加拿大業務綜合至美國業務,並因而較往年相比產生經營效益。

歐洲

歐洲市場仍富有挑戰性。一次收錄光碟及DVD之價格仍面臨來自各方競爭者及直接來自光碟生產商之壓力。此外,意大利及法國實施徵税,促使消費者尋求通過其他途徑來購買媒體產品及其他媒體產品如MP3機等,對一次收錄光碟及DVD之零售需求造成負面影響。利好消息方面,歐洲之USB Flash業務增長57%。本集團繼續採取直接向主要零售商供貨之成功策略,目前已與歐洲半數以上頂級零售商建立業務關係。

亞洲

亞洲市場仍處於冒起階段。在日本市場帶動下,收入微升7%。由於DVD錄影機利潤偏低,加上光碟及DVD類別競爭激烈,導致整體利潤下跌。本集團已在推出新產品進行研究,以提高Memorex®品牌在亞洲之知名度。本集團目前於亞洲之策略為與亞洲國家更多分銷商合作、推廣一次收錄光碟及DVD銷售以及推出符合本集團產品線之新產品(如USB flash及配件)。

Management Discussion and Analysis *(Continued)*

管理層討論及分析 *(續)*

Business and Corporate Developments

Disposal of 15.3% interests in China Strategic Holdings Limited ("CSHL") & the acquisition of interests in Group Dragon Investments Limited ("GDI")

On March 10, 2005, the Company and PYI Corporation Limited (formerly known as Paul Y.-ITC Construction Holdings Limited) entered into a share sale agreement (the "Share Sale Agreement") with Nation Field Limited for the disposal of an approximately 15.3% interests in CSHL at the consideration of approximately HK$26 million ("Disposal"). The completion of the Disposal is subject to, among others, the group re-organization of CSHL ("CSHL Re-Organization"). Subject to, inter alia, the completion of the CSHL Re-Organization, the Company will make a voluntary offer to acquire all the issued shares in GDI which are not owned or agreed to be acquired by the Company (the "GDI Offer"). The ordinary resolution approving (i) the making of the GDI Offer (including the allotment and issue of the new shares under Option 1, and the issue of the bonds and the allotment and issue of the conversion shares under Option 2); and (ii) the Share Sale Agreement and the transactions contemplated thereunder was duly passed at the special general meeting of the Company held on 7 October 2005. Details of the aforesaid transaction are set out in the joint announcement of CSHL, the Company and other parties to the transaction dated April 19, 2005 and the circular of the Company dated September 14, 2005.

The transaction has not yet completed as at the date of this interim report.

Subscription of convertible note of Cheung Tai Hong Holdings Limited ("CTH")

On April 20, 2005, Loyal Concept Limited, an indirect wholly-owned subsidiary of the Company, and CTH entered into a subscription agreement (the "CTH Subscription Agreement") to subscribe a zero coupon convertible note due 2010 of CTH in a principal amount of HK$450 million at an initial conversion price of HK$0.44 per conversion share subject to adjustments from time to time.

The subscription and the transactions contemplated under the CTH Subscription Agreement were approved by the shareholders in the special general meeting of the Company held on June 24, 2005 and the CTH Subscription Agreement was completed on August 11, 2005. Details of the transaction are set out in the circular of the Company dated June 7, 2005.

業務及企業發展

出售於中策集團有限公司(「中策」)之15.3%權益及認購群龍投資有限公司(「群龍」)之權益

於二零零五年三月十日,本公司及保華集團有限公司(前稱保華德祥建築集團有限公司)與Nation Field Limited 訂立一份股份銷售協議(「股份銷售協議」),以出售中策約15.3%之權益,代價約為26,000,000港元(「出售」)。完成出售須待(其中包括)中策集團重組(「中策重組」)完成後方可作實。待(其中包括)完成中策重組後,本公司將提出自願性收購建議,以收購並非由本公司擁有或同意由本公司收購之群龍所有已發行股份(「群龍收購建議」)。批准(i)提出群龍收購建議(包括根據方案一配發及發行新股份及根據方案二發行債券及配發及發行可兑換股份);及(ii)股份銷售協議及據此進行之交易之普通決議案,已於二零零五年十月七日舉行之本公司股東特別大會上正式通過。上述交易之詳情載於中策、本公司及交易各方日期為二零零五年四月十九日之聯合公佈及本公司日期為二零零五年九月十四日之通函。

於本中期業績報告日期,該項交易尚未完成。

認購祥泰行集團有限公司(「祥泰行」)之可兑換票據

於二零零五年四月二十日,本公司之間接全資附屬公司Loyal Concept Limited與祥泰行訂立認購協議(「祥泰行認購協議」)以認購祥泰行於二零一零年到期及本金金額為450,000,000港元之零息可兑換票據,其初步兑換價為每股轉換股份0.44港元,可不時予以調整。

祥泰行認購協議項下擬進行之認購及交易已於二零零五年六月二十四日舉行之本公司股東特別大會上獲股東批准,而祥泰行認購協議已於二零零五年八月十一日完成。交易詳情載於本公司日期為二零零五年六月七日之通函。

Management Discussion and Analysis *(Continued)*

管理層討論及分析 *(續)*

The underwriting agreement and subscription of convertible note of See Corporation Limited (formerly known as Ruili Holdings Limited) ("SCL")

On April 21, 2005, the Company, SCL and Tai Fook Securities Company Limited entered into an underwriting agreement, pursuant to which, the maximum number of rights shares to be taken up by the Company was 320 million rights shares at a subscription price of HK$0.10 per rights share. On the same date, the Company and SCL entered into a convertible note subscription agreement (the "SCL Subscription Agreement") to subscribe a zero coupon convertible note due 2010 of SCL in a principal amount of HK$170 million at an initial conversion price of HK$0.12 per conversion share, subject to adjustments from time to time.

On July 22, 2005, the Company has subscribed 320 million rights shares of SCL at HK$0.10 per rights share. The SCL Subscription Agreement was completed on August 10, 2005. Details of the transaction are set out in the circular of the Company dated May 24, 2005.

Subscription of convertible note of Wo Kee Hong (Holdings) Limited ("WKH")

On August 18, 2005, the Company and WKH entered into a convertible note subscription agreement (the "WKH Subscription Agreement") to subscribe the 7.25% convertible note due 2008 of WKH in a principal amount of HK$30 million at an initial conversion price of HK$0.10 per conversion share, subject to adjustments from time to time.

The WKH Subscription Agreement was completed on September 7, 2005. Details of the transaction are set out in the circular of the Company dated September 9, 2005.

OUTLOOK

The Group is well positioned to expand its presence around the globe. We believe that growth in the DVD segment will continue, and prices should stabilize. The overall CDR market will continue to decline for the foreseeable future. We continue to be the market share leader in CDR and DVD media in the United States and expect to leverage that position through expanded product offerings and expanded geographic distribution. In North America and Europe our goal is to expand the products sold within our existing retailers including an expanded accessories offerings, especially media products and USB Flash products. Now that we have achieved a sizable market share in USB Flash we will attempt to improve our margins in the category. Recent market studies indicate that consumers have significant recognition of the Memorex® brand in this segment of the market.

包銷協議及認購漢傳媒集團有限公司（前稱瑞力控股有限公司）（「漢傳媒」）之可兌換票據

於二零零五年四月二十一日，本公司、漢傳媒及大福證券有限公司訂立一份包銷協議，據此，本公司將予認購之供股股份上限為320,000,000股供股股份，認購價為每股供股股份0.10港元。同日，本公司與漢傳媒訂立可兌換票據認購協議（「漢傳媒認購協議」），以認購漢傳媒於二零一零年到期及本金金額為170,000,000港元零息可兌換票據，其初步兌換價為每股轉換股份0.12港元，可不時予以調整。

於二零零五年七月二十二日，本公司以每股供股股份0.10港元認購320,000,000股供股股份。漢傳媒認購協議已於二零零五年八月十日完成。交易詳情載於本公司日期為二零零五年五月二十四日之通函。

認購和記行（集團）有限公司（「和記行」）之可兌換票據

於二零零五年八月十八日，本公司與和記行訂立可兌換票據認購協議（「和記行認購協議」）以認購和記行於二零零八年到期可兌換票據及本金金額為30,000,000港元之7.25厘可兌換票據，其初步兌換價為每股轉換股份0.10港元，可不時予以調整。

和記行認購協議已於二零零五年九月七日完成。交易詳情載於本公司日期為二零零五年九月九日之通函。

展望

本集團已準備就緒，致力在全球各地擴大市場佔有率。本集團相信，DVD類別業務之增長將會持續，而價格亦會趨於穩定。於可預見之未來，一次收錄光碟市場將會繼續萎縮。本集團在美國一次收錄光碟及DVD媒體仍繼續佔據領導地位，並期望透過擴大產品種類及地域分佈，因應市場領導地位而受惠。在北美及歐洲，本集團之目標為擴大在現有零售商網絡內銷售之產品種類，尤其是媒體產品及USB Flash產品。本集團於USB Flash市場方面已佔有龐大市場佔有率，並將竭力提升本集團於此類別之利潤。近期之市場研究顯示，Memorex®品牌在業內市場深受消費者歡迎。

General Information

一般資料

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at September 30, 2005, the interests and short positions of the directors and chief executives of the Company in the shares, underlying shares and debentures of the Company and its associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which are required (a) to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or (b) pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 of the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange to be notified to the Company and the Stock Exchange were as follows:

董事於股份、相關股份及債券中之權益及淡倉

於二零零五年九月三十日，本公司董事及主要行政人員於本公司及其相聯法團（定義見證券及期貨條例（「證券及期貨條例」）第XV部）之股份、相關股份及債券中擁有：(a)根據證券及期貨條例第XV部第7及第8分部（包括根據證券及期貨條例有關條文彼等被視作或當作擁有之權益及淡倉）須知會本公司及香港聯合交易所有限公司（「聯交所」）；或(b)根據證券及期貨條例第352條須載入該條例所指之登記冊內；或(c)根據聯交所證券上市規則（「上市規則」）附錄10之上市發行人董事進行證券交易之標準守則（「標準守則」）須知會本公司及聯交所之權益及淡倉如下：

(a) Interests in the shares of the Company

(a) 於本公司股份之權益

Name of Director 董事姓名	Long position/ Short position 好倉／淡倉	Capacity 身份	Nature of interest 權益性質	Number of shares held 持有股份數目	Approximate % of the issued share capital of the Company 本公司現有已發行股本概約百分比
Dr. Chan Kwok Keung, Charles ("Dr. Chan") *(Notes 1 & 2)* 陳國強博士（「陳博士」）*（附註1及2）*	Long position 好倉	Interest of controlled corporation 受控公司之權益	Corporate interest 公司權益	45,798,813	20.48%
Mr. Lui Siu Tsuen, Richard ("Mr. Lui") *(Note 3)* 呂兆泉先生（「呂先生」）*（附註3）*	Long position 好倉	Beneficial owner 實益擁有人	Personal interest 個人權益	1,750,000	0.78%

Notes:

1. This interest does not include interests in underlying shares of equity derivatives of the Company. This interest needs to be aggregated with those set out in sub-paragraph (b) below to give the total interest of Dr. Chan in the Company.

2. Dr. Chan is deemed to have a corporate interest in 45,798,813 shares of the Company by virtue of his interest in Chinaview International Limited ("Chinaview"). This interest was detailed and duplicated with the interests as shown in the paragraph "Interests and Short Positions of Shareholders discloseable under the SFO" below.

附註:

1. 該權益不包括本公司股本衍生工具之相關股份權益。該權益須與下文分段(b)所載權益一併計算，以計算陳博士於本公司之權益總額。

2. 陳博士因在Chinaview International Limited（「Chinaview」）擁有權益而被視為擁有45,798,813股股份之公司權益。該權益已在下文「根據證券及期貨條例須予披露之股東權益及淡倉」一段詳述及重複。

General Information *(continued)*

一般資料 *(續)*

3. This interest does not include interests in underlying shares of equity derivatives of the Company. This interest needs to be aggregated with those set out in sub-paragraph (b) below to give the total interest of Mr. Lui in the Company.

3. 該權益不包括本公司股本衍生工具之相關股份權益。該權益須與下文分段(b)所載權益一併計算，以計算呂先生於本公司之權益總額。

(b) Interests in equity derivatives (as defined in the SFO) of the Company

(b) 本公司股本衍生工具(定義見證券及期貨條例)之權益

Name of Director 董事姓名	Long position/ Short position 好倉／淡倉	Capacity 身份	Nature of Interest 權益性質	Exercisable Period 行使期間	Number of share options as at 4.1.2005 and 9.30.2005 於二零零五年四月一日及二零零五年九月三十日之購股權數目	Exercise price per share HK$ 每股行使價港元	Approximate % of the issued share capital of the Company 本公司已發行股本概約百分比
Dr. Chan 陳博士	Long position 好倉	Beneficial Owner 實益擁有人	Personal interest 個人權益	8.31.2001 to 8.30.2006 二零零一年八月三十一日至二零零六年八月三十日	4,000,000	2.9888	1.79%
				2.23.2004 to 2.22.2006 二零零四年二月二十三日至二零零六年二月二十二日	1,600,000	3.415	0.72%
Dr. Yap, Allan Yap, Allan博士	Long position 好倉	Beneficial Owner 實益擁有人	Personal interest 個人權益	8.31.2001 to 8.30.2006 二零零一年八月三十一日至二零零六年八月三十日	3,250,000	2.9888	1.45%
				2.23.2004 to 2.22.2006 二零零四年二月二十三日至二零零六年二月二十二日	1,600,000	3.415	0.72%
Mr. Lui 呂先生	Long position 好倉	Beneficial Owner 實益擁有人	Personal interest 個人權益	2.23.2004 to 2.22.2006 二零零四年二月二十三日至二零零六年二月二十二日	1,600,000	3.415	0.72%

General Information *(continued)*

一般資料 *(續)*

(c) Interests in associated corporation (as defined in the SFO) of the Company

(c) 本公司相聯法團（定義見證券及期貨條例）之權益

i) Interests in shares of China Strategic Holdings Limited ("CSHL")

i) 中策集團有限公司（「中策」）股份之權益

Name of Director 董事姓名	Long position/ Short position 好倉／淡倉	Capacity 身份	Nature of Interest 權益性質	Number of Shares held in CSHL 持有中策股份數目	Approximate % of the issued share capital of CSHL 中策已發行普通股本概約百分比
Dr. Chan 陳博士	Long position 好倉	Interest of controlled corporation *(Note)* 受控公司之權益 *(附註)*	Corporate interest 公司權益	258,819,795	29.36%

Note:

Dr. Chan owns the entire interest of Chinaview which in turn owns the entire interest in Galaxyway Investments Limited ("Galaxyway"). Galaxyway owns approximately 33.55% of the entire issued ordinary share capital of ITC Corporation Limited ("ITC"). ITC owns the entire interest in ITC Investment Holdings Limited ("ITC Investment"). ITC Investment owns the entire interest in Hollyfield Group Limited ("Hollyfield"). Hollyfield owns approximately 38.92% of the entire issued share capital of PYI Corporation Limited (formerly known as Paul Y. - ITC Construction Holdings Limited) ("PYI"). PYI owns the entire interest of PYI Investments Group Limited (formerly known as Paul Y. - ITC Investments Group Limited) ("PYIG"). PYIG owns the entire interest in Great Decision Limited ("GDL") which in turn owns the entire interest in Calisan Developments Limited ("Calisan").

Accordingly, Dr. Chan is deemed to be interested in 258,819,795 shares of CSHL which are held by Calisan by virtue of his interests in Chinaview.

PYI entered into a share sale agreement on 10 March 2005 for the disposal of 135,000,000 shares of CSHL. The disposal was not yet completed as at 30 September 2005.

附註：

陳博士擁有Chinaview所有權益，而Chinaview則擁有Galaxyway Investments Limited（「Galaxyway」）所有權益。Galaxyway擁有德祥企業集團有限公司（「德祥企業」）全部已發行普通股本約33.55%權益。德祥企業擁有ITC Investment Holdings Limited（「ITC Investment」）所有權益。ITC Investment擁有Hollyfield Group Limited（「Hollyfield」）所有權益。Hollyfield擁有保華集團有限公司（前稱「保華德祥建築集團有限公司」）（「保華」）全部已發行股本約38.92%權益。保華擁有PYI Investments Group Limited（前稱Paul Y. – ITC Investments Group Limited）（「PYIG」）所有權益。PYIG擁有Great Decision Limited（「GDL」）所有權益，而GDL則擁有Calisan Developments Limited（「Calisan」）所有權益。

故此，陳博士因在Chinaview擁有權益而被視為擁有由Calisan所持有之258,819,795股中策股份中擁有權益。

保華於二零零五年三月十日就出售中策135,000,000股股份訂立股份出售協議。該出售於二零零五年九月三十日尚未完成。

General Information *(continued)*

一般資料 *(續)*

ii) Interests in PSC Corporation Ltd. ("PSC")

ii) 普威集團有限公司(「普威集團」)之權益

Name of Director 董事姓名	Long position/ Short position 好倉／淡倉	Capacity 身份	Nature of Interest 權益性質	Exercisable Period 行使期間	Number of share options held in PSC 持有普威集團購股權數目	Exercise price per share S$ 每股行使價 新加坡元	Approximate% of the issued share capital of PSC 普威集團已發行股本概約百分比
Dr. Yap, Allan Yap, Allan博士	Long position 好倉	Beneficial Owner 實益擁有人	Personal interest 個人權益	8.20.2004 to 8.19.2013 二零零四年八月二十日至二零一三年八月十九日	5,000,000	0.086	0.27%
Mr. Lui 呂先生	Long position 好倉	Beneficial Owner 實益擁有人	Personal interest 個人權益	8.20.2004 to 8.19.2013 二零零四年八月二十日至二零一三年八月十九日	2,000,000	0.086	0.11%

Save as disclosed above, as at September 30, 2005, none of the directors and chief executives of the Company had: (a) under Divisions 7 and 8 of Part XV of the SFO, nor were they taken or deemed to have under such provisions of the SFO, any interests or short positions in the shares, underlying shares or debentures of the Company or any associated corporations (*within the meaning of Part XV of the SFO*); (b) any interests which are required to be entered into the register kept by the Company pursuant to Section 352 of the SFO; or (c) any interests which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

除上文所披露者外，於二零零五年九月三十日，本公司董事及主要行政人員概無：(a)根據證券及期貨條例第XV部第7及第8分部或根據證券及期貨條例之有關條文被視作或當作於本公司或任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有任何權益或淡倉；(b)根據證券及期貨條例第352條須載入本公司存置之登記冊之任何權益；或(c)根據標準守則須知會本公司及聯交所之任何權益。

General Information *(continued)* 一般資料（續）

INTERESTS AND SHORT POSITIONS OF SHAREHOLDERS DISCLOSEABLE UNDER THE SFO

根據證券及期貨條例須予披露之股東權益及淡倉

So far as is known to the directors and chief executives of the Company, as at September 30, 2005, the following persons had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO:–

就本公司董事及主要行政人員所知悉，於二零零五年九月三十日，以下人士於本公司股份或相關股份中擁有根據證券及期貨條例第XV部第2及第3分部條文而須向本公司披露或記錄於本公司根據證券及期貨條例第336條而存置之登記冊之權益或淡倉：

Name of Shareholder 股東姓名／名稱	*Notes* 附註	Long Position/ Short Position 好倉／淡倉	Capacity 身份	Nos. of shares held 持有股份數目	No. of underlying shares (unlisted equity derivatives held 持有相關股份數目（非上市股本衍生工具）	Approximate % of the issued share capital of the Company 本公司現有已發行股本概約百分比
Ms. Ng Yuen Lan, Macy 伍婉蘭女士	*1*	Long Position 好倉	Interest of spouse 配偶權益	45,798,813	–	20.48%
Ms. Ng Yuen Lan, Macy 伍婉蘭女士	*1*	Long Position 好倉	Interest of spouse 配偶權益	–	5,600,000	2.50%
Dr. Chan 陳博士	*1*	Long Position 好倉	Interest of controlled corporation 受控公司之權益	45,798,813	–	20.48%
Dr. Chan 陳博士	*1*	Long Position 好倉	Beneficial owner 實益擁有人	–	5,600,000	2.50%
Chinaview Chinaview	*1*	Long Position 好倉	Interest of controlled corporation 受控公司之權益	45,798,813	–	20.48%
Galaxyway Galaxyway	*1*	Long Position 好倉	Interest of controlled corporation 受控公司之權益	45,798,813	–	20.48%
ITC 德祥企業	*1*	Long position 好倉	Interest of controlled corporation 受控公司之權益	45,798,813	–	20.48%
ITC Investment ITC Investment	*1*	Long position 好倉	Interest of controlled corporation 受控公司之權益	45,798,813	–	20.48%
Mankar Assets Limited ("Mankar") Mankar Assets Limited ("Mankar")	*1*	Long position 好倉	Interest of controlled corporation 受控公司之權益	45,798,813	–	20.48%

General Information *(continued)* 一般資料 *(續)*

Name of Shareholder 股東姓名／名稱	Notes 附註	Long Position/ Short Position 好倉／淡倉	Capacity 身份	Nos. of shares held 持有股份數目	No. of underlying shares (unlisted equity derivatives held 持有相關股份數目 (本公司非上市股本衍生工具)	Approximate % of the issued share capital of the Company 本公司現有已發行股本概約百分比
Famex Investment Limited ("Famex") 其威投資有限公司(「其威」)	1	Long position 好倉	Beneficial owner 實益擁有人	45,798,813	–	20.48%
OZ Management, L.L.C. OZ Management, L.L.C.	2	Long position 好倉	Investment Manager 投資經理	11,976,000	–	5.36%
OZ Master Fund, Ltd. OZ Master Fund, Ltd.	2	Long position 好倉	Beneficial owner 實益擁有人	11,642,000	–	5.21%
Deutsche Bank Aktiengesellschaft Deutsche Bank Aktiengesellschaft		Long position 好倉	Security interest 證券權益	16,474,000	–	7.37%
Deutsche Bank Aktiengesellschaft Deutsche Bank Aktiengesellschaft		Long position 好倉	Beneficial owner 實益擁有人	2,746,328	–	1.23%
Christian Emil Toggenburger Christian Emil Toggenburger		Long position 好倉	Beneficial owner 實益擁有人	12,562,000	–	5.62%
Christian Emil Toggenburger Christian Emil Toggenburger		Long position 好倉	Interest held jointly with another persons 與其他人士共同持有之權益	3,264,664	–	1.46%
Aeneas Capital Management LP Aeneas Capital Management LP		Long position 好倉	Investment manager 投資經理	11,896,000	–	5.32%

Notes:

(1) Famex is a wholly-owned subsidiary of Mankar. Mankar is a wholly-owned subsidiary of ITC Investment, which in turn is a wholly-owned subsidiary of ITC. Galaxyway, a wholly-owned subsidiary of Chinaview, owns more than one-third of the issued ordinary share capital of ITC. Dr. Chan owns the entire issued share capital of Chinaview. Ms. Ng Yuen Lan, Macy is the spouse of Dr. Chan. Mankar, ITC Investment, ITC, Galaxyway, Chinaview, Dr. Chan and Ms. Ng Yuen Lan, Macy are deemed to be interested in 45,798,813 shares of the Company which are held by Famex. Ms. Ng Yuen Lan, Macy is deemed to be interested in 5,600,000 underlying shares (in respect of unlisted equity derivatives) of the Company held by Dr. Chan.

附註：

1. 其威為Mankar之全資附屬公司。Mankar為ITC Investment之全資附屬公司，而ITC Investment則為德祥企業之全資附屬公司。Chinaview之全資附屬公司Galaxyway擁有德祥企業已發行普通股股本三分之一以上。陳博士擁有Chinaview全部已發行股本。伍婉蘭女士為陳博士之配偶。Mankar、ITC Investment、德祥企業、Galaxyway、Chinaview、陳博士及伍婉蘭女士被視為於其威持有之45,798,813股本公司股份中擁有權益。伍婉蘭女士被視為於陳博士持有之5,600,000股本公司相關股份(有關非上市股本衍生工具)中擁有權益。

General Information *(continued)*

一般資料 *(續)*

(2) OZ Master Fund, Ltd., Topanga Xi, Inc. and Fleet Maritime Inc. are investment funds managed by OZ Management, L.L.C. OZ Management, L.L.C. is the legal shareholder of 11,976,000 shares which are held by OZ Management, L.L.C. as investment manager on behalf of OZ Master Fund, Ltd., Topanga Xi, Inc. and Fleet Maritime Inc. OZ Master Fund, Ltd., Topanga Xi, Inc. and Fleet Maritime Inc. are each beneficially interested in 11,642,000 shares, 146,000 shares and 188,000 shares, respectively.

2. OZ Master Fund, Ltd.、Topanga Xi, Inc.及Fleet Maritime Inc.均為由OZ Management, L.L.C.管理之投資基金。OZ Management, L.L.C.為11,976,000股股份之合法股東，OZ Management, L.L.C.乃以投資經理之身份代表OZ Master Fund, Ltd.、Topanga Xi, Inc.及Fleet Maritime Inc.持有有關股份。OZ Master Fund, Ltd.、Topanga Xi, Inc.及Fleet Maritime Inc.各分別實益持有11,642,000股、146,000股及188,000股股份。

Save as disclosed above, as at September 30, 2005, the directors or chief executive of the Company were not notified of any other persons who had interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which would be required to be disclosed to the Company and the Stock Exchange pursuant to Part XV of the SFO.

除上文披露者外，於二零零五年九月三十日本公司董事或主要行政人員並無獲通知任何其他人士於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）之股份，相關股份或債券中擁有根據證券及期貨條例第XV部須向本公司及聯交所披露之權益或淡倉。

SHARE OPTION SCHEME

購股權計劃

The Company's share option scheme was adopted on August 21, 2001 (the "2001 Share Option Scheme") for the primary purpose of providing incentives to the employees of the Group. Under the 2001 Share Option Scheme, the board of directors of the Company may grant options to eligible employees including the directors (but excluding independent non-executive directors) of the Company and the directors of any of the subsidiaries of the Company.

本公司於二零零一年八月二十一日採納其購股權計劃（「二零零一年購股權計劃」），旨在鼓勵本集團之僱員。根據二零零一年購股權計劃，本公司董事會可向本公司合資格僱員，包括董事（但不包括獨立非執行董事）及本公司任何附屬公司董事授出購股權，以認購本公司股份。

Pursuant to a resolution passed at a special general meeting of the Company on March 17, 2003, the Company has terminated the 2001 Share Option Scheme and adopted a new share option scheme (the "2003 Share Option Scheme"). Under the 2003 Share Option Scheme, the board of directors of the Company may grant options to directors and employees of the Group and any advisors, consultants, distributors, contractors, suppliers, agents, customers, business partners, joint venture business partners, promoters and service providers of any members of the Group who the board of directors considers have contributed or will contribute or can contribute to the Group. The purpose of the 2003 Share Option Scheme is to provide participants with the opportunity to acquire proprietary interests in the Group and to encourage participants to work towards enhancing the value of the Group and its shares for the benefits of the Group and its shareholders as a whole.

根據本公司於二零零三年三月十七日舉行之股東特別大會上通過之決議案，本公司已終止二零零一年購股權計劃並採納一項新購股權計劃（「二零零三年購股權計劃」）。根據二零零三年購股權計劃，本公司董事會可向本集團董事及僱員，以及董事會認為曾經或將會或能夠對本集團作出貢獻之本集團任何諮詢人、顧問、分銷商、承判商、供應商、代理人、客戶、業務夥伴、合營企業業務夥伴、發起人及服務供應商授出購股權。二零零三年購股權計劃旨在向參與者提供購入本集團專屬權益之機會，並鼓勵參與者致力以本集團及其股東之整體利益為依歸，提升本集團及其股份之價值。

General Information *(continued)*

Subject to the condition that the total number of shares which may be issued upon the exercise of all outstanding options granted and to be exercised under the 2003 Share Option Scheme and any other schemes of the Company must not exceed 30% of the shares of the Company in issue from time to time, the total number of shares in respect of which options may be granted under the 2003 Share Option Scheme, when aggregated with any shares subject to any other schemes, is not permitted to exceed 10% of the shares of the Company in issue on the date of approval and adoption of the 2003 Share Option Scheme.

Under the 2003 Share Option Scheme, the options which may be granted to any individual in any one year are not permitted to exceed 1% of the shares of the Company in issue, without prior approval from the Company's shareholders. Options granted to substantial shareholders or independent non-executive directors in excess of 0.1% of the Company's share capital or with a value in excess of HK$5 million must be approved in advance by the Company's shareholders.

At September 30, 2005, the number of shares in respect of which options had been granted and remained outstanding under the 2003 and 2001 Share Option Schemes was 19,000,000 (2004: 21,800,000), representing 8.40% (2004: 11.69%) of the shares of the Company in issue at that date.

Options granted must be taken up within 28 days from the date of grant, upon payment of HK$1 per option. Options may be exercised at any time from the date on which the option is accepted to the tenth anniversary of the date of grant. The exercise price is determined by the directors of the Company, and will not be less than the higher of the closing price of the Company shares on the date of grant or the average closing price of the shares for the five business days immediately preceding the date of grant or the nominal value of the share of the Company.

一般資料 *(續)*

根據二零零三年購股權計劃及本公司任何其他計劃授出及將予行使全部尚未行使之購股權獲行使時可能發行之股份總數，須不得超過本公司不時已發行股份之30%。在該條件之規限下，根據二零零三年購股權計劃可授出之購股權所涉及之股份總數，在加上根據任何其他計劃授出之購股權所涉及之任何股份數目後，不得超過於通過及採納二零零三年購股權計劃該日本公司已發行股份之10%。

根據二零零三年購股權計劃，若未經本公司股東事先批准，於任何一年內可授予任何個人之購股權不得超過本公司已發行股份之1%。向主要股東或獨立非執行董事授出之購股權如超過本公司股本之0.1%，或其價值超過5,000,000港元，須獲得本公司股東之事先批准。

於二零零五年九月三十日，根據二零零三年及二零零一年購股權計劃已授出及尚未行使之購股權所涉及之股份數目為19,000,000股（二零零四年：21,800,000股），佔當日本公司之已發行股份之8.40%（二零零四年：11.69%）。

有關人士須自授出日期起28日內，支付每份購股權1港元之代價後接納購股權。購股權可自接納日期起，至授出日期起計十年內隨時行使。行使價由本公司董事釐定，惟不得低於下列三者中之最高者：本公司股份於授出日期之收市價；股份於緊接授出日期前五個營業日之平均收市價；或本公司股份面值。

General Information *(continued)*

一般資料 *(續)*

The following tables disclose details of the Company's share options held by employees (including directors) of the Company and movements in such holdings during the period ended 30 September 2005:

下表披露截至二零零五年九月三十日止期間本公司僱員(包括董事)持有之本公司購股權及其變動詳情:

Date of grant 授出日期	Exercisable period 行使期	Exercise price per share HK$ 每股行使價港元	Number of shares options 購股權數目 Balance at 4.1.2005 於二零零五年四月一日之結餘	Granted during the period 於期內已授出	Exercised during the period 於期內已行使	Cancelled/Lapsed during the period 於期內已註銷/已失效	Balance at 9.30.2005 於二零零五年九月三十日之結餘
Directors *(Note)* **董事** *(附註)*							
8.31.2001 二零零一年八月三十一日	8.31.2001 to 8.30.2006 二零零一年八月三十一日至二零零六年八月三十日	2.9888	9,000,000	–	–	–	7,250,000 *(Note 2)* *(附註2)*
2.23.2004 二零零四年二月二十三日	2.23.2004 to 2.22.2006 二零零四年二月二十三日至二零零六年二月二十二日	3.415	6,400,000	–	–	–	4,800,000 *(Note 2)* *(附註2)*
Director of subsidiaries of the Company **本公司附屬公司之董事**							
8.31.2001 二零零一年八月三十一日	8.31.2001 to 8.30.2006 二零零一年八月三十一日至二零零六年八月三十日	2.9888	1,750,000 *(Note 2)* *(附註2)*	–	–	–	1,750,000 *(Note 2)* *(附註2)*
2.23.2004 二零零四年二月二十三日	2.23.2004 to 2.22.2006 二零零四年二月二十三日至二零零六年二月二十二日	3.415	1,600,000 *(Note 2)* *(附註2)*	–	–	–	1,600,000 *(Note 2)* *(附註2)*
Employees **僱員**							
2.23.2004 二零零四年二月二十三日	2.23.2004 to 2.22.2006 二零零四年二月二十三日至二零零六年二月二十二日	3.415	6,400,000	–	–	2,800,000	3,600,000

Notes:

1. Details of the options granted to the directors are set out in the sub-heading "Interests in equity derivatives (as defined in the SFO) of the Company" of the section headed "Directors' Interests and Short Positions in Shares, Underlying Shares and Debentures".

附註:

1. 有關授與董事購股權之詳情載於一段「董事於股份、相關股份及債券中之權益及淡倉」之分段「本公司股本衍生工具(定義見證券及期貨條例)之權益」。

General Information *(continued)*

一般資料 *(續)*

2. An executive director retired as a director of the Company at the annual general meeting of the Company held on September 1, 2005 but remained as a director of the subsidiaries of the Company.

None of share options was granted or exercised during the period ended September 30, 2005.

The financial impact of share options granted is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recognized in the consolidated income statement in respect of the value of options granted during the period ended 30 September 2005. Upon the exercise of the share options, the resulting shares issued are recorded by Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which are lapsed or cancelled prior to their exercise date are deleted from the register of outstanding options.

CONTINUING DISCLOSURE OBLIGATION

The total market capitalization of the Company was approximately HK$895 million as at September 30, 2005 (the "Total Market Capitalisation"). The trade receivables due to the Group from (1) Walmart and (2) Best Buy, two principal groups of customers of the Group, amounted to approximately HK$142.9 million and HK$93.7 million respectively as at September 30, 2005. Each of the two groups of trade receivables were interest-free, unsecured, within their credit terms of 0 to 90 days from the invoice date and arose from the ordinary course of business, and represented more than 8% of the Total Market Capitalisation.

As at September 30, 2005, the aggregate amount of the advance by the Company to Wing On Travel (Holdings) Limited was approximately HK$182.1 million (the "Loan"), representing more than 8% of the Total Market Capitalisation. The Loan is unsecured and bears interest at a rate of 2% over the Hong Kong dollar prime rate and is repayable on demand.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities during the six months ended September 30, 2005.

2. 一位執行董事於本公司於二零零五年九月一日舉行之股東周年大會退任為本公司之董事，但仍然為本公司附屬公司之董事。

截至二零零五年九月三十日止期間，概無授予或行使購股權。

已授出之購股權之財務影響並未記入本公司或本集團之資產負債表中，直至購股權獲行使為止，且截至二零零五年九月三十日止期間概無就授出購股權之價值於綜合收益表中確認支出。當行使購股權時，所發行之股份由本公司按股份面值作為額外股本列賬，而每股行使價超過股份面值之數額由本公司股份溢價賬中列賬。於其行使日期前失效或註銷之購股權從未行使購股權登記冊中刪除。

持續披露責任

本公司於二零零五年九月三十日之總市值約為895,000,000港元(「總市值」)。於二零零五年九月三十日，本集團應收(1) Walmart及(2) Best Buy(本集團之兩大集團客戶)之貿易應收款項分別約為142,900,000港元及93,700,000港元。上述兩個集團各自結欠之貿易應收款項均為免息、無抵押、須於彼等自發票日期起計0至90日之信貸款內償還，且在本集團日常業務過程中產生，佔總市值超逾8%。

於二零零五年九月三十日，本公司給予永安旅遊(控股)有限公司之墊款總額約為182,100,000港元(「該貸款」)，佔總市值超逾8%。該貸款並無抵押，且利息按港元最優惠利率加2厘計息，並須於要求時償還。

購買、出售或贖回本公司之上市證券

本公司或其任何附屬公司於截至二零零五年九月三十日止六個月期間，並無購買、出售或贖回任何本公司之上市證券。



General Information *(continued)*

一般資料 *(續)*

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 to the Listing Rules during the six months ended September 30, 2005 except for the following deviations:–

Code Provision A.2.1 of the CG Code

Under the code provision A.2.1 of the CG Code, the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. The Company does not at present have any officer with the title of "chief executive officer" ("CEO") but instead the duties of a CEO are performed by Dr. Allan Yap, the Managing Director of the Company in the same capacity as the CEO of the Company.

Code Provision A.4.1 of the CG Code

Under the code provision A.4.1 of the CG Code, non-executive directors should be appointed for a specific term, subject to re-election. The current independent non-executive directors of the Company are not appointed for a specific term. However, all directors (including executive and non-executive) of the Company are subject to retirement by rotation at the annual general meeting in accordance with Bye-Law 87(2) of the Bye-Laws of the Company. As such, the Company considers that sufficient measures have been taken to ensure that the Company's corporate governance practices are no less exacting than those in the CG Code.

遵守企業管治常規守則

除下述偏離外，本公司於截至二零零五年九月三十日止六個月期間一直遵守上市規則附錄14所載之企業管治常規守則(「企業管治守則」)：

企業管治守則之守則條文第A.2.1條

根據企業管治守則之守則條文第A.2.1條，主席及行政總裁之角色應予區分，並不應由一人同時兼任。本公司現時並無設有「行政總裁」(「行政總裁」)之職位，然而，行政總裁之職責由本公司董事總經理Yap, Allan博士履行，職權等同本公司行政總裁一樣。

企業管治守則之守則條文第A.4.1條

根據企業管治守則之守則條文第A.4.1條，非執行董事之委任應有指定任期並須接受重新選舉。本公司現時之獨立非執行董事獲委任時並無指定任期，惟本公司所有董事(包括執行及非執行董事)須根據本公司之公司細則第87(2)條於本公司股東週年大會上輪值告退。因此，本公司認為已採取足夠措施確保本公司之企業管治常規之嚴謹程度不遜於該企業管治守則所訂立之規定。

AUDIT COMMITTEE

The Audit Committee of the Company has reviewed with the management and the Company's auditors the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the unaudited financial statements for the six months ended September 30, 2005 on the basis that such review does not in itself constitute an audit. The Audit Committee is not aware of any material modifications that should have been made to the interim financial statements for the six month ended September 30, 2005. The Audit Committee, with written terms of reference in line with the code provisions set out in the CG Code as stipulated in Appendix 14 to the Listing Rules, currently comprises three independent non-executive directors, namely Mr. Kwok Ka Lap, Alva, Mr. Wong King Lam, Joseph and Mr. Sin Chi Fai.

審核委員會

本公司之審核委員會已聯同管理層及本公司之核數師審閱本集團所採納之會計原則及慣例，並已就審核、內部監控及財務報告事宜進行討論，其中包括審閱(本身並不構成審核之基準)截至二零零五年九月三十日止六個月之未經審核財務報表。審核委員會並不知悉截至二零零五年九月三十日止六個月之中期財務報表需要作出任何重大修改。審核委員會(其書面職權範圍符合上市規則附錄14之企業管治守則所載之守則條文)現由三名獨立非執行董事，即郭嘉立先生、黃景霖先生及冼志輝先生組成。

General Information *(continued)*

一般資料 *(續)*

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted the Model Code set out in Appendix 10 of the Listing Rules as its own code for dealing in securities of the Company by the directors. Having made specific enquiry of all directors of the Company, they have confirmed that they have complied with the required standard set out in the Model Code during the six months ended September 30, 2005.

遵守上市發行人董事進行證券交易之標準守則

本公司已採納載於上市規則附錄10之標準守則作為其董事買賣本公司證券之守則。經向所有董事作出特定查詢後，本公司確認所有董事於截至二零零五年九月三十日止六個月期間內，一直遵守標準守則之規定標準。

DIRECTORS' RESPONSIBILITIES FOR THE FINANCIAL STATEMENTS

The directors are responsible for the preparation of the financial statements for each financial period which give a true and fair view of the state of affairs of the Group and of the results and cash flows for that period. In preparing the unaudited financial statements for the six months ended September 30, 2005, the directors have selected suitable accounting policies and applied them consistently, made judgements and estimates that are prudent, fair and reasonable and prepared the unaudited financial statements on a going concern basis. The directors are also responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group, for safeguarding the assets of the Group and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

董事對財務報表之責任

董事須負責編製各財務期間真實公平反映本集團於該期間之財務狀況及業績與現金流量之財務報表。於編製截至二零零五年九月三十日止六個月之未經審核財務報表時，董事已選擇及貫徹應用合適之會計政策，作出審慎、公平及合理之判斷及估計，並按持續基準編製未經審核財務報表。董事亦須負責存置於任何時間均合理準確披露本集團財務狀況之妥善會計記錄，以保護本集團之資產及採取合理措施防止及審查欺詐及其他違規行為。

ACKNOWLEDGEMENTS

Finally, on behalf of the directors, I wish to express my sincere appreciation to all the staff of the Group for their continuing dedication and support. I would also like to thank our shareholders, suppliers, bankers and customers for their continued support.

致謝

最後，本人謹代表各董事向本集團全體員工致以衷心謝意，感謝諸位一直以來對集團之貢獻與支持、同時亦謹此鳴謝全體股東、供應商、往來銀行與客戶之不斷鼎力支持。

By Order of the Board
HANNY HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, December 13, 2005

承董事會命
錦興集團有限公司
主席
陳國強博士

香港，二零零五年十二月十三日

Independent Review Report

獨立審閱報告

Deloitte.
德勤

TO THE BOARD OF DIRECTORS OF HANNY HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)

Introduction

We have been instructed by the Company to review the interim financial report set out on pages 22 to 47.

Directors' responsibilities

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review work performed

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" issued by the HKICPA. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended September 30, 2005.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
December 13, 2005

致錦興集團有限公司董事會
(於百慕達註冊成立之有限公司)

引言

本核數師行(「本行」)已按 貴公司之指示審閱載於第22頁至第47頁之中期財務報告。

董事之責任

香港聯合交易所有限公司證券上市規則規定編製中期財務報告須遵守香港會計師公會(「香港會計師公會」)頒佈之香港會計準則第34號「中期財務報告」及其相關規則。中期財務報告乃由董事負責,並已獲董事審批。

本行之責任為根據本行之審核而對中期財務報告達致獨立之結論,並根據與本行所協定之聘用條款且非為其他目的而僅向 閣下(作為一個整體)呈報。本行概不向任何其他人士就本報告之內容承擔責任或負責。

進行審閱工作

本行是按照香港會計師公會頒佈之核數準則第700號「審閱中期財務報告」進行審閱。審閱工作主要包括向集團管理層作出查詢及運用分析性程序對中期財務報告作出分析,並據此評估會計政策及呈列方式是否貫徹應用(另行披露者除外)。審閱工作並不包括審核程序,如測試監控及核實資產、負債和交易。審閱工作的範圍遠較審核工作少,故所給予的保證水平也較審核低,因此,本行不會對中期財務報告發表審核意見。

審閱結論

根據這項不構成審核的審閱工作,本行並不察覺須對截至二零零五年九月三十日止六個月之中期財務報告需作出任何重大修改。

德勤•關黃陳方會計師行
執業會計師
香港
二零零五年十二月十三日

Condensed Consolidated Income Statement

For the six months ended September 30, 2005

簡明綜合收益表

截至二零零五年九月三十日止六個月

		NOTES 附註	Six months ended September 30, 截至九月三十日止六個月 2005 HK$'000 (Unaudited) 二零零五年 千港元 (未經審核)	2004 HK$'000 (Unaudited and restated) 二零零四年 千港元 (未經審核及經重列)
Turnover	營業額	4	2,802,524	2,722,355
Cost of sales	銷售成本		(2,171,743)	(2,157,771)
Gross profit	毛利		630,781	564,584
Other operating income	其他經營收入		41,611	43,682
Distribution and selling expenses	分銷及銷售開支		(396,653)	(334,310)
Administrative expenses	行政開支		(118,004)	(151,275)
Other operating expenses	其他經營開支		(18,461)	(4,948)
Change in fair value of conversion option of unlisted convertible notes	非上市可換股票據之換股選擇權公平價值之變動		15,568	–
Finance costs	財務費用		(24,140)	(9,340)
Share of results of associates	應佔聯營公司業績		(24,126)	(30,448)
Amortization of goodwill arising on acquisition of associates	收購聯營公司產生之商譽攤銷		–	(14,045)
Impairment loss on goodwill arising on acquisition of an associate	收購一間聯營公司產生之商譽減值虧損	6	(14,391)	–
Gain on disposal of subsidiaries	出售附屬公司之收益	18	4,276	–
Net loss on deemed disposals of shareholdings in associates	被視為出售聯營公司股權之虧損淨額		–	(11,400)
Profit before income tax	除所得稅前溢利	5	96,461	52,500
Income tax expense	所得稅支出	7	(48,428)	(67,670)
Profit (loss) for the period	期內溢利(虧損)		48,033	(15,170)
Attributable to:	應佔:			
Equity holders of the parent	母公司股本持有人		16,388	(25,032)
Minority interests	少數股東權益		31,645	9,862
			48,033	(15,170)
Dividend	股息	8	13,418	11,193
Earnings (loss) per share	每股盈利(虧損)	9		
Basic	基本		HK7.33 cents 港仙	HK(13.42) cents 港仙
Diluted	攤薄		HK6.72 cents 港仙	N/A 不適用

Condensed Consolidated Balance Sheet 簡明綜合資產負債表

At September 30, 2005 *於二零零五年九月三十日*

		NOTES 附註	September 30, 2005 HK$'000 (Unaudited) 二零零五年九月三十日 千港元 (未經審核)	March 31, 2005 HK$'000 (Audited and restated) 二零零五年三月三十一日 千港元 (經審核及經重列)
Non-current Assets	非流動資產			
Property, plant and equipment	物業、機器及設備	10	73,077	70,557
Intangible assets	無形資產		400,973	401,383
Interests in associates	聯營公司權益	11	645,107	635,729
Investments in securities	證券投資		–	123,534
Available-for-sale investments	可供出售之投資	12	690,429	–
Payments for acquisition of long term investments	收購長期投資之付款	13	150,175	35,000
Deferred tax assets	遞延税項資產		21,951	18,418
			1,981,712	1,284,621
Current Assets	流動資產			
Other asset	其他資產		–	108,000
Inventories	存貨		1,085,959	587,078
Trade and other receivables	貿易及其他應收款項	14	776,401	766,277
Investments held for trading	持作買賣證券投資		201,216	–
Investments in securities	證券投資		–	144,435
Short-term loan receivables	應收短期貸款		258,778	111,851
Short-term loan receivables from related companies	應收有關連公司之短期貸款		182,077	224,233
Margin loan receivables	應收孖展貸款		24,753	30,586
Tax recoverable	可退回税項		22,527	19,855
Pledged bank deposit	已抵押銀行存款		20,244	20,014
Bank balances and cash	銀行結存及現金		26,368	359,603
			2,598,323	2,371,932
Current Liabilities	流動負債			
Trade and other payables	貿易及其他應付款項	15	1,180,334	1,011,814
Margin loan payables	應付孖展貸款		150	253
Bills payable	應付票據		–	3,644
Tax payable	應付税項		48,948	91,420
Borrowings – due within one year	借款－一年內到期	16	625,593	85,881
Obligations under finance leases – due within one year	融資租約承擔－一年內到期		–	462
Bank overdrafts	銀行透支		18,380	46,978
			1,873,405	1,240,452

Condensed Consolidated Balance Sheet
At September 30, 2005

簡明綜合資產負債表
於二零零五年九月三十日

		NOTES 附註	September 30, 2005 HK$'000 (Unaudited) 二零零五年九月三十日 千港元 (未經審核)	March 31, 2005 HK$'000 (Audited and restated) 二零零五年三月三十一日 千港元 (經審核及經重列)
Net Current Assets	流動資產淨值		724,918	1,131,480
Total Assets Less Current Liabilities	資產總值減流動負債		2,706,630	2,416,101
Non-current Liabilities	非流動負債			
Borrowings – due after one year	借款一一年後到期	16	382,250	157,470
Amount due to a minority shareholder	應付一名少數股東款項		–	2,526
Deferred tax liabilities	遞延税項負債		114	114
			382,364	160,110
Total Assets and Liabilities	總資產及負債		2,324,266	2,255,991
Capital and Reserves	資本及儲備			
Share capital	股本		2,236	2,236
Reserves	儲備		1,836,935	1,804,138
Equity attributable to equity holders of the parent	母公司股本持有人應佔股本權益		1,839,171	1,806,374
Minority Interests	少數股東權益		485,095	449,617
Total equity	總股本權益		2,324,266	2,255,991

Condensed Consolidated Statement of Changes in Equity 簡明綜合股東權益變動表

For the six months ended September 30, 2005 *截至二零零五年九月三十日止六個月*

		Attributable to equity holders of the parent 母公司股本持有人應佔												
		Share capital *HK$'000* 股本 千港元	Share premium *HK$'000* 股份溢價 千港元	Capital reserve *HK$'000* 資本儲備 千港元	Contributed surplus *HK$'000* 實繳盈餘 千港元	Currency translation reserve *HK$'000* 外幣兌換儲備 千港元	Capital redemption reserve *HK$'000* 資本贖回儲備 千港元	Investments revaluation reserve *HK$'000* 投資重估儲備 千港元	Other reserves *HK$'000* 其他儲備 千港元	Retained profits *HK$'000* 保留溢利 千港元	Total *HK$'000* 總額 千港元	Minority interests *HK$'000* 少數股東權益 千港元	Total equity *HK$'000* 股本權益總額 千港元
At March 31, 2004	於二零零四年三月三十一日												
– as originally stated (Audited)	一如原先呈列(經審核)	1,866	99,221	(21,581)	1,603,329	16,426	592	–	14,448	158,880	1,873,181	–	1,873,181
– effect of change in accounting policy	一會計政策變動之影響	–	–	–	–	–	–	–	–	–	–	405,157	405,157
– as restated	一經重列	1,866	99,221	(21,581)	1,603,329	16,426	592	–	14,448	158,880	1,873,181	405,157	2,278,338
Currency realignment	外幣調整	–	–	–	–	(9,731)	–	–	–	–	(9,731)	(1,729)	(11,460)
Share of reserves of associates	應佔聯營公司儲備	–	–	–	–	–	–	–	(3)	–	(3)	–	(3)
Net expense recognized directly in equity	於股東權益中直接確認之支出淨額	–	–	–	–	(9,731)	–	–	(3)	–	(9,734)	(1,729)	(11,463)
(Loss) profit for the period	本期間(虧損)溢利	–	–	–	–	–	–	–	–	(25,032)	(25,032)	9,862	(15,170)
Total recognized income and expense for the period	本期間確認之收入及支出總額	–	–	–	–	(9,731)	–	–	(3)	(25,032)	(34,766)	8,133	(26,633)
Dividend paid	繳紋股息	–	–	–	–	–	–	–	–	(11,193)	(1',193)	–	(11,193)
At September 30, 2004 and October 1, 2004	於二零零四年九月三十日及二零零四年十月一日	1,866	99,221	(21,581)	1,603,329	6,695	592	–	14,445	122,655	1,827,222	413,290	2,240,512
Currency realignment	外幣調整	–	–	–	–	12,206	–	–	–	–	12,206	(2,545)	9,661
Share of reserves of associates	應佔聯營公司儲備	–	–	–	–	–	–	–	(14,246)	–	(14,246)	–	(14,246)
Net income (expense) recognized directly in equity	於股東權益直接確認之收入(支出)淨額	–	–	–	–	12,206	–	–	(14,246)	–	(2,040)	(2,545)	(4,585)
Realized on disposal of subsidiaries	出售附屬公司變現	–	–	(556)	–	7,842	–	–	–	–	7,286	–	7,286
Release upon disposal/deemed disposal of interest in associates	出售／被視為出售聯營公司權益時回撥	–	–	–	–	–	–	–	(7,997)	–	(7,997)	–	(7,997)
Realized on liquidation of an associate	一間聯營公司清盤變現	–	–	–	–	27	–	–	–	–	27	–	27
(Loss) profit for the period	本期間(虧損)溢利	–	–	–	–	–	–	–	–	(135,893)	(135,893)	51,762	(84,131)
Total recognized income and expense for the period	本期間確認之收入及支出總額	–	–	(556)	–	20,075	–	–	(22,243)	(135,893)	(138,617)	49,217	(89,400)
Arising on acquisition of further interest in a subsidiary	增購一間附屬公司權益時產生	–	–	–	–	–	–	–	–	–	–	(12,890)	(12,890)
Transfer	轉撥	–	–	–	(155,127)	–	–	–	–	155,127	–	–	–
Issue of shares	股份發行	370	118,976	–	–	–	–	–	–	–	119.346	–	119,346
Share issue expenses	發行股份開支	–	(640)	–	–	–	–	–	–	–	(640)	–	(640)
At March 31, 2005	於二零零五年三月三十一日												
– as originally stated	一如原先呈列	2,236	217,557	(22,137)	1,448,202	26,770	592	–	(7,798)	141,889	1,807,311	449,617	2,256,928
– effect of change in accounting policy *(note 3)*	一會計政策變動之影響 *(附註3)*	–	–	–	–	–	–	–	–	(937)	(937)	–	(937)
At March 31, 2005	於二零零五年三月三十一日												
– as restated	一經重列	2,236	217,557	(22,137)	1,448,202	26,770	592	–	(7,798)	140,952	1,806,374	449,617	2,255,991
– effect of adoption of new accounting policies *(note 3)*	一採納新會計政策之影響 *(附註3)*	–	–	22,137	–	–	–	–	11,947	(6,494)	27,590	–	27,590
At April 1, 2005 – as restated	於二零零五年四月一日 一經重列	2,236	217,557	–	1,448,202	26,770	592	–	4,149	134,458	1,833,964	449,617	2,283,581
Currency realignment	外幣調整	–	–	–	–	(5,593)	–	–	–	–	(5,593)	3,833	(1,760)
Share of reserves of associates	應佔聯營公司儲備	–	–	–	–	–	–	–	6,197	–	6,197	–	6,197
Fair value change on available-for-sale investments	可供出售投資公平價值之變動	–	–	–	–	–	–	1,183	–	–	1,183	–	1,183
Net income (expense) recognized directly in equity	於股東權益直接確認之收入(支出)淨額	–	–	–	–	(5,593)	–	1,183	6,197	–	1,787	3,833	5,620
Realized on disposal of subsidiaries	出售附屬公司變現	–	–	–	–	450	–	–	–	–	450	–	450
Profit for the period	本期間溢利	–	–	–	–	–	–	–	–	16,388	16,388	31,645	48,033
Total recognized income and expense for the period	本期間已確認之收入及支出總額	–	–	–	–	(5,143)	–	1,183	6,197	16,388	18,625	35,478	54,103
Dividend	股息	–	–	–	–	–	–	–	–	(13,418)	(13,418)	–	(13,418)
At September 30, 2005	於二零零五年九月三十日	2,236	217,557	–	1,448,202	21,627	592	1,183	10,346	137,428	1,839,171	485,095	2,324,266

Condensed Consolidated Cash Flow Statement 簡明綜合現金流動表

For the six months ended September 30, 2005 *截至二零零五年九月三十日止六個月*

		Six months ended September 30, 截至九月三十日止六個月	
		2005 *HK$'000* (Unaudited) 二零零五年 *千港元* (未經審核)	2004 *HK$'000* (Unaudited) 二零零四年 *千港元* (未經審核)
NET CASH USED IN OPERATING ACTIVITIES	營運業務動用之現金淨額	(395,651)	(33,932)
NET CASH USED IN INVESTING ACTIVITIES	投資業務動用之現金淨額	(673,801)	(17,839)
NET CASH GENERATED FROM (USED IN) FINANCING ACTIVITIES	融資業務產生(動用)之現金淨額	764,247	(80,126)
NET DECREASE IN CASH AND CASH EQUIVALENTS	現金及現金等額減少淨額	(305,205)	(131,897)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	期初之現金及現金等額	312,625	141,094
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	匯率變動之影響	568	10
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	期終之現金及現金等額	7,988	9,207
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS:	現金及現金等額結存分析:		
Bank balances and cash	銀行結存及現金	26,368	33,748
Bank overdrafts	銀行透支	(18,380)	(24,541)
		7,988	9,207

Notes to the Condensed Financial Statements

For the six months ended September 30, 2005

簡明財務報表附註

截至二零零五年九月三十日止六個月

1. BASIS OF PREPARATION

The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and with Hong Kong Accounting Standard 34 "Interim Financial Reporting", issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

1. 編製基準

簡明綜合財務報表乃根據香港聯合交易所有限公司(「聯交所」)證券上市規則附錄十六之適用披露規定編製,並已遵守香港會計師公會(「香港會計師公會」)頒佈之香港會計準則第34號「中期財務報告」。

2. PRINCIPAL ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared under the historical cost convention as modified for the revaluation of certain properties and financial instruments, which are measured at revalued amounts or fair value, as appropriate.

The accounting policies used in the condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended March 31, 2005 except as described below.

In the current period, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the HKICPA that are effective for accounting periods beginning on or after January 1, 2005. The application of the new HKFRSs has resulted in a change in the presentation of the income statement, balance sheet and the statement of changes in equity. In particular, the presentation of minority interests and share of tax of associates have been changed under HKAS 1 "Presentation of Financial Statements" and HKAS 27 "Consolidated and Separate Financial Statements", respectively. The changes in presentation have been applied retrospectively.

2. 主要會計政策

簡明綜合財務報表乃按歷史成本準則擬備,並已按若干物業及財務工具之重估作修訂。該等物業及財務工具按重估值或公平價值(如適用)計算。

簡明綜合財務報表所採納之會計政策與編製本集團於截至二零零五年三月三十一日止年度之年度財務報表所採納者一致,惟下文所述者除外。

於本期間,本集團首次採納多項由香港會計師公會頒佈並對二零零五年一月一日或其後開始之會計期間生效之新香港財務報告準則(「香港財務報告準則」)、香港會計準則(「香港會計準則」)及詮釋(下文統稱為「新香港財務報告準則」)。採用新香港財務報告準則導致收益表、資產負債表及股東權益變動表之呈列方式變更,特別是少數股東權益與應佔聯營公司稅項之呈列方式已分別根據香港會計準則第1號「財務報表之呈列方式」及香港會計準則第27號「綜合及獨立財務報表」而更改。有關呈列方式之變動已被追溯採納。

Notes to the Condensed Financial Statements

For the six months ended September 30, 2005

簡明財務報表附註

截至二零零五年九月三十日止六個月

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current or prior accounting periods are prepared and presented:

(a) Business Combinations

HKFRS 3 "Business Combinations" is effective for business combinations for which the agreement date is on or after January 1, 2005. In the current period, the Group has applied the transitional provision of HKFRS 3 and the principal effects as summarized below:

Goodwill

In previous periods, goodwill arising on acquisitions prior to April 1, 2001 was held in reserves, and goodwill arising on acquisitions after April 1, 2001 was capitalized and amortized over its estimated useful life. The Group has applied the relevant transitional provisions in HKFRS 3 (the "Transitional Provision"). Goodwill previously recognized in reserves has been transferred to the Group's retained profits on April 1, 2005. With respect to goodwill arising on acquisitions after April 1, 2001 which previously capitalized on the balance sheet and included in intangible assets or included in interests in associates, the Group has discontinued amortizing such goodwill from April 1, 2005 onwards and goodwill will be tested for impairment at least annually. Goodwill arising on acquisitions after January 1, 2005 is measured at cost less accumulated impairment losses after initial recognition (if any). As a result of this change in accounting policy, no amortization of goodwill has been charged in the current period. In accordance with the Transitional Provision, the Group has transferred goodwill previously held in capital reserves and other reserves of approximately HK$13,060,000 and HK$22,566,000 respectively to retained profits as at April 1, 2005 (see Note 3 for the financial impact).

2. 主要會計政策(續)

採納新香港財務報告準則亦導致本集團於以下範圍之會計政策有變,而本會計期間或前期會計期間之業績編製及呈列方式亦因而受到影響:

(a) 業務合併

香港財務報告準則第3號「業務合併」適用於協議日期為二零零五年一月一日或以後之業務合併。於本期間,本集團採納香港財務報告準則第3號之過渡性條款,其主要影響概述如下:

商譽

於過往期間,於二零零一年四月一日前因收購而產生之商譽保留在儲備,而於二零零一年四月一日後因收購而產生之商譽則資本化,並按其估計可使用年期攤銷。本集團已採納香港財務報告準則第3號之相關過渡性條款(「過渡性條款」)。先前於儲備中確認之商譽已於二零零五年四月一日轉撥至保留溢利。就先前於二零零一年四月一日後收購而產生之商譽於資產負債表資本化並已計入在無形資產或應佔聯營公司內而言,本集團由二零零五年四月一日起已不再將有關商譽攤銷,而商譽將最少每年進行一次減值測試。二零零五年一月一日後因收購而產生之商譽於首次確認後(如有)按成本值減累計減值虧損後入賬。此項會計政策之變動,致使本期間不再計算任何商譽攤銷。根據過渡性條款,本集團已於二零零五年四月一日將先前分別於資本儲備及其他儲備保留之約13,060,000港元及22,566,000港元商譽轉撥至保留溢利(財務影響見附註3)。

Notes to the Condensed Financial Statements

For the six months ended September 30, 2005

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

(a) Business Combinations *(Continued)*

Excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as "negative goodwill")

In accordance with HKFRS 3, any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition is recognized immediately in profit or loss in the period in which the acquisition takes place. In previous periods, negative goodwill arising on acquisitions prior to April 1, 2001 of approximately HK$429,000 was held in capital reserve and negative goodwill arising on acquisitions after April 1, 2001 of approximately HK$225,000 was presented as a deduction from interests in associates and released to income based on an analysis of the circumstances from which the balance resulted. In accordance with the Transitional Provisions, the Group has derecognized all negative goodwill as at April 1, 2005 of which negative goodwill of approximately HK$429,000 previously recorded in capital reserve, and approximately HK$225,000 previously presented as a deduction from interests in associates (see Note 3 for the financial impact).

(b) Owner-occupied Leasehold Interest in Land

In previous periods, owner-occupied leasehold land and buildings were included in property, plant and equipment measured using the revaluation model. In the current period, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortized over the lease term on a straight-line basis. This change in accounting policy has been applied retrospectively and has had no material effect on the Group's retained profits as at April 1, 2005 since no reliable allocation between land and buildings can be made. The leasehold interests in land continue to be accounted for as property, plant and equipment.

簡明財務報表附註

截至二零零五年九月三十日止六個月

2. 主要會計政策 *(續)*

(a) 業務合併 *(續)*

本集團於被收購公司之可識別資產、負債及或然負債公平淨值中之權益超出成本之差額(前稱為「負商譽」)

根據香港財務報告準則第3號，本集團於被收購公司之可識別資產、負債及或然負債公平淨值中之權益超出收購成本之任何差額乃於收購發生期間即時確認損益。於過往期間，於二零零一年四月一日前因收購而產生之負商譽約429,000港元保留在資本儲備，而二零零一年四月一日後因收購而產生之負商譽約225,000港元已列作從聯營公司權益中扣減，並將根據產生有關結餘之情況之分析回撥為收益。根據過渡性條款，本集團不再確認於二零零五年四月一日之所有負商譽，其中約429,000港元原先記入資本儲備，而約225,000港元原先呈列作從聯營公司權益中扣減(財務影響見附註3)。

(b) 業主自用租賃土地權益

於過往期間，業主自用租賃土地及樓宇乃計入物業、機器及設備，並以重估模式計算。於本期間，本集團採納香港會計準則第17號「租約」。根據香港會計準則第17號，就租賃分類目的而言，土地及樓宇租賃中之土地及樓宇部份均被視作獨立部份，除非不能可靠地分配土地及樓宇部份之租金付款，在此情況下，整項租約一般被視為融資租約。若能可靠地分配土地及樓宇部份之租金付款，則於土地之租賃權益乃重新歸類為經營租約之預付租金付款，以成本值入賬，並於租賃期內按直線基準攤銷。此項會計政策變動已被追溯採納，由於土地及樓宇沒有可靠地分配，故對本集團於二零零五年四月一日之保留溢利並無構成重大影響。於土地之租賃權益繼續計作物業、機器及設備入賬。

Notes to the Condensed Financial Statements

For the six months ended September 30, 2005

簡明財務報表附註

截至二零零五年九月三十日止六個月

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

(c) Financial Instruments

In the current period, the Group has applied HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement". HKAS 32 requires retrospective application. The adoption of HKAS 32 has had no material effect on the presentation of financial instruments in the financial statements of the Group. HKAS 39, which is effective for accounting periods beginning on or after January 1, 2005, generally does not permit to recognize, derecognize or measure financial assets and liabilities on a retrospective basis. The principal effects on the Group as a result of implementation of HKAS 39 are summarized below:

Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

By March 31, 2005, the Group classified and measured its debt and equity securities in accordance with the benchmark treatment of Statement of Standard Accounting Practice ("SSAP") 24. Under SSAP 24, investments in debt or equity securities are classified as "investment securities", "other investments" or "held-to-maturity investments" as appropriate. "Investment securities" are carried at cost less any identified impairment losses while "other investments" are measured at fair value, with unrealized gains or losses included in the profit or loss. Held-to-maturity investments are carried at amortized cost less any identified impairment losses. From April 1, 2005 onwards, the Group classifies and measures its debt and equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit and loss", "available-for-sale investments", "loans and receivables", or "held-to-maturity financial assets". The classification depends on the purpose for which the assets are acquired. "Financial assets at fair value through profit and loss" and "available-for-sale investments" are carried at fair value, with changes in fair values recognized in profit and loss and equity, respectively. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortized cost using the effective interest method (see Note 3 for the financial impact).

2. 主要會計政策 *(續)*

(c) 財務工具

於本期間，本集團採納香港會計準則第32號「財務工具：披露及呈列」及香港會計準則第39號「財務工具：確認及計量」。香港會計準則第32號規定須作追溯採納。採納香港會計準則第32號對財務工具在本集團財務報表之呈列方式並無重大影響。於二零零五年一月一日或以後開始之會計期間生效之香港會計準則第39號，一般不允許追溯確認、不予確認或計量財務資產及負債。落實香港會計準則第39號對本集團之主要影響概列如下：

財務資產及財務負債之分類及計量

本集團已採納香港會計準則第39號之相關過渡性條款，內容是有關屬於香港會計準則第39號範疇內之財務資產及財務負債之分類及計量。

於二零零五年三月三十一日前，本集團乃按照會計實務準則(「會計實務準則」)第24號之基準處理方法來分類及計量其債務及股本證券。根據會計實務準則第24號，本集團之債務或股本證券投資乃分類列作「投資證券」、「其他投資」或「持至期滿日投資」(如適用)。「投資證券」按成本值減已確認減值虧損列賬，而「其他投資」則按公平價值估量，並將未變現收益或虧損計入損益。持至期滿日投資以攤銷成本減已確認減值虧損列賬。自二零零五年四月一日起，本集團根據香港會計準則第39號分類及計量其債務及股本證券。根據香港會計準則第39號，財務資產乃分類列作「按公平價值列賬並在損益表內處理之財務資產」、「可供出售投資」、「貸款及應收款項」或「持至期滿日財務資產」。上述分類視乎購入資產之目的而定。「按公平價值列賬並在損益表內處理之財務資產」及「可供出售投資」按公平價值列賬，而有關公平價值之變動則分別於損益及股東權益中確認。「貸款及應收款項」及「持至期滿日財務資產」利用實際利息法計算之已攤銷成本計量(財務影響見附註3)。

Notes to the Condensed Financial Statements
For the six months ended September 30, 2005

簡明財務報表附註
截至二零零五年九月三十日止六個月

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

(d) Financial assets and financial liabilities other than debt and equity securities

From April 1, 2005 onwards, the Group has classified and measured its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. As mentioned above, financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "other financial liabilities". Other financial liabilities are carried at amortized cost using the effective interest method. The adoption of HKAS 39 has had no material effect to the financial assets and financial liabilities other than debt and equity securities of the Group.

(e) Investment in convertible notes

In the current period, the Group has applied HKAS 39 to the convertible notes it acquired during the period. In accordance with HKAS 39, the conversion option element of the convertible note represents an embedded derivative instrument which is accounted for separately from the convertible note and, as such, to be measured at fair value when initially recorded and at subsequent reporting dates. The fair value of this conversion option is estimated using a relevant option pricing model at the date of subscription of the convertible note, and as at subsequent reporting dates. Changes in fair value of the conversion option of the unlisted convertible note are recognized directly in net profit and loss. (see Note 3 for the financial impact).

2. 主要會計政策（續）

(d) 除債務及股本證券以外之財務資產及財務負債

由二零零五年四月一日起，本集團根據香港會計準則第39號之規定，對除債務及股本證券以外之財務資產及財務負債（以往不在會計實務準則第24號之範疇內）進行分類及計量。如上文所述，根據香港會計準則第39號，財務資產乃分類為「按公平價值列賬並在損益表內處理之財務資產」、「可供出售之財務資產」、「貸款及應收款項」或「持至期滿日財務資產」。財務負債一般分類為「按公平價值列賬並在損益表內處理之財務負債」或「其他財務負債」。其他財務負債按使用實際利息法計算之已攤銷成本列賬。除債務及股本證券外，採納香港會計準則第39號對本集團財務資產及財務負債並無重大影響。

(e) 於可換股票據之投資

於本期間，本集團對於期內收購之可換股票據已採納香港會計準則第39號。根據香港會計準則第39號，若可換股票據之換股權部份屬於內在衍生工具，則須與可換股票據分開列賬，並於首次確認時以及於其後之報告日期按公平價值計量。有關換股權之公平價值乃使用有關期權定價模式於認購可換股票據當日以及其後之報告日期作出估計。非上市可換股票據換股權之公平價值變動乃於溢利及虧損淨額直接確認。（財務影響見附註3）。

Notes to the Condensed Financial Statements

For the six months ended September 30, 2005

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

(f) Share-based payment

In the current period, the Group has applied HKFRS 2 "Share-based payment" which requires an expense to be recognized where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to a given number of shares of rights over shares ("cash-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of directors' and employees' share options of the Company and its subsidiaries determined at the date of grant of the share options over the vesting period. Prior to the application of HKFRS 2, the Group did not recognize the financial effect of these share options until they were exercised. The Group has applied HKFRS 2 to shares granted on or after April 1, 2005. In relation to shares granted before April 1, 2005, the Group has not applied HKFRS 2 to shares granted on or before November 7, 2002 and shares granted after November 7, 2002 and had vested before April 1, 2005 in accordance with the relevant transitional provisions. The Group had no share granted after November 7, 2002 and had not yet vested on April 1, 2005, and accordingly, no retrospective restatement is required.

(g) Hotel properties

HK Interpretation 2 ("HK-Int 2") "The Appropriate Accounting Policies for Hotel Properties" clarifies the accounting policy for owner-operated hotel properties. In previous periods, the self-operated hotel properties of the Group's associate were carried at cost less impairment amounts and were not subject to depreciation. HK-Int 2 requires owner-operated properties to be classified as property, plant and equipment in accordance with HKAS 16, "Property, Plant and Equipment" and therefore be accounted for either using the cost model or the revaluation model. The Group's associate has resolved to account for these hotel properties using the cost model. In the absence of any specific transitional provisions in HK-Int 2, the new accounting policy has been applied retrospectively. Comparative figures have been restated. An adjustment of HK$937,000 has been made to decrease the share of net assets of associates and to decrease the retained profits at March 31, 2005 (see Note 3 for financial impact).

簡明財務報表附註

截至二零零五年九月三十日止六個月

2. 主要會計政策 *(續)*

(f) 以股份償款

於本期間，本集團已採納香港財務報告準則第2號「以股份償付」，「以股份償付」規定，當本集團以股份或股份權利作為購買貨品或取得服務之代價（「股本結算交易」），或以其他相等值資產換取特定數目股份或股份權利之代價（「現金結算交易」），則須確認開支。香港財務報告準則第2號對本集團之主要影響為本公司及其附屬公司董事及僱員購股權之公平值開支乃按於歸屬期間授出購股權當日釐定者列賬。在應用香港財務報告準則第2號以前，本集團在購股權獲行使前概無確認此等購股權之財務影響。本集團對二零零五年四月一日或之後授予之股份採納香港財務報準則第2號。至於在二零零五年四月一日前授予之股份，根據相關之過渡性條款，本集團不會對於二零零二年十一月七日或之前授予之股份，以及於二零零二年十一月七日後授出並於二零零五年四月一日前歸屬之股份採納香港財務報告準則第2號。由於本集團並無於二零零二年十一月七日後授予而於二零零五年四月一日尚未歸屬之股份，因此毋須追溯重列。

(g) 酒店物業

香港詮釋第2號（「香港詮釋第2號」）「酒店物業之適用會計政策」澄清業主持作營運酒店物業之會計政策。於過往期間，本集團聯營公司自行營運之酒店物業按成本值減減值金額入賬，並不作出折舊。香港詮釋第2號將業主持作營運之物業根據香港會計準則第16號「物業、機器及設備」分類為物業、機器及設備，並用成本值模式或重估值模式作出入賬。在香港詮釋第2號未附任何具體過渡性條款之情況，此項新會計政策已追溯應用。比較數字已予重列。於二零零五年三月三十一日已作出937,000港元之調整以減少應佔聯營公司資產淨值及減少保留溢利（財務影響見附註3）。

Notes to the Condensed Financial Statements

For the six months ended September 30, 2005

簡明財務報表附註

截至二零零五年九月三十日止六個月

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES

3. 會計政策變動影響摘要

The effects of the changes in the accounting policies described in Note 2 on the results for the current and prior periods are as follows:

附註2所述之會計政策變動對本期間及過往期間業績之影響如下：

(i) On results

(i) 對業績

		HKAS 1 HK$'000 (Note 2) 香港會計準則第1號 千港元 (附註2)	HKAS 39 HK$'000 (Note 2) 香港會計準則第39號 千港元 (附註2)	HKFRS 3 HK$'000 (Note 2) 香港財務報告準則第3號 千港元 (附註2)	Total effects HK$'000 (Note 2) 總影響 千港元 (附註2)
For the six months ended September 30, 2005 (unaudited)	截至二零零五年九月三十日止六個月（未經審核）				
Decrease in realization of negative goodwill arising on acquisition of an additional interest in an associate	變現收購一間聯營公司額外權益產生之負商譽減少	–	–	(12)	(12)
Decrease in amortization of goodwill	商譽攤銷減少	–	–	12,594	12,594
Decrease in amortization of trademark licenses	商標許可證攤銷減少	–	–	11,811	11,811
Decrease in amortization of goodwill arising on acquisition of associates	收購聯營公司產生之商譽攤銷減少	–	–	3,662	3,662
Increase in share of results of associates	應佔聯營公司業績增加	1,029	–	–	1,029
Decrease in income tax expense	所得税支出減少	(1,029)	–	–	(1,029)
Increase in fair value of conversion option of unlisted convertible notes	非上市可換股票據之換股選擇權公平價值減少	–	15,568	–	15,568
Increase in profit for the period	期內溢利增加	–	15,568	28,055	43,623

Notes to the Condensed Financial Statements
For the six months ended September 30, 2005

簡明財務報表附註
截至二零零五年九月三十日止六個月

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *(Continued)*

3. 會計政策變動影響摘要(續)

(ii) On income statement line items

(ii) 對收益表項目

		HKAS 1 *HK$'000* *(Note 2)* 香港會計準則第1號 *千港元* *(附註2)*	HKAS 39 *HK$'000* *(Note 2)* 香港會計準則第39號 *千港元* *(附註2)*	HKFRS 3 *HK$'000* *(Note 2)* 香港財務報告準則第3號 *千港元* *(附註2)*	Total effects *HK$'000* *(Note 2)* 總影響 *千港元* *(附註2)*
For the six months ended September 30, 2005 (unaudited)	截至二零零五年九月三十日止六個月(未經審核)				
Decrease in administrative expense	行政開支減少	–	–	24,405	24,405
Decrease in realization of negative goodwill arising on acquisition of an additional interest in an associate	變現收購一間聯營公司額外權益產生之負商譽減少	–	–	(12)	(12)
Decrease in amortization of goodwill arising on acquisition of associates	收購聯營公司產生之商譽攤銷減少	–	–	3,662	3,662
Increase in share of results of associates	應佔聯營公司業績增加	1,029	–	–	1,029
Decrease in income tax expense	所得稅支出減少	(1,029)	–	–	(1,029)
Increase in fair value of conversion option of unlisted convertible notes	非上市可換股票據之換股選擇權公平價值增加	–	15,568	–	15,568
		–	15,568	28,055	43,623

		HKAS 1 *HK$'000* *(Note 2)* 香港會計準則第1號 *千港元* *(附註2)*
For the six months ended September 30, 2004 (unaudited)	截至二零零四年九月三十日止六個月(未經審核)	
Increase in share of results of associates	應佔聯營公司業績增加	1,320
Decrease in income tax expense	所得稅支出減少	(1,320)
Increase in loss for the period	期內虧損增加	–

Notes to the Condensed Financial Statements

For the six months ended September 30, 2005

簡明財務報表附註

截至二零零五年九月三十日止六個月

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *(Continued)*

3. 會計政策變動影響摘要*(續)*

The cumulative effects of the new HKFRSs as at March 31 and April 1, 2005 are summarized below:

採用新香港財務報告準則對於二零零五年三月三十一日及二零零五年四月一日之累積影響概述如下：

		As at March 31, 2005 (originally stated) HK$'000 於二零零五年三月三十一日(如原先呈報)千港元	Retrospective adjustments 追溯調整 HKAS 27 HK$'000 香港會計準則第27號 千港元	HK-INT 2 HK$'000 香港詮釋第2號 千港元	As at March 31, 2005 (restated) HK$'000 於二零零五年三月三十一日(經重列)千港元	Adjustments on April 1, 2005 Others *(Note)* HK$'000 於二零零五年四月一日調整其他(附註)千港元	As at April 1, 2005 (restated) HK$'000 於二零零五年四月一日(經重列)千港元
Balance sheet items	**資產負債表項目**						
Property, plant and equipment	物業、廠房及設備	70,557	–	–	70,557	–	70,557
Intangible assets	無形資產	401,383	–	–	401,383	–	401,383
Interests in associates	聯營公司權益	636,666	–	(937)	635,729	27,590	663,319
Investments in securities	證券投資	123,534	–	–	123,534	(123,534)	–
Available-for-sale investments	可供出售投資	–	–	–	–	123,534	123,534
Payment for acquisition of a long-term investment	收購一項長期投資之付款	35,000	–	–	35,000	–	35,000
Deferred tax assets	遞延稅項資產	18,418	–	–	18,418	–	18,418
Other asset	其他資產	108,000	–	–	108,000	–	108,000
Inventories	存貨	587,078	–	–	587,078	–	587,078
Trade and other receivables	貿易及其他應收款項	766,277	–	–	766,277	–	766,277
Investments in securities	證券投資	144,435	–	–	144,435	(144,435)	–
Investments held for trading	持作買賣證券投資	–	–	–	–	144,435	144,435
Short-term loan receivables	應收短期貸款	111,851	–	–	111,851	–	111,851
Short-term loan receivables from related companies	應收有關連公司之短期貸款	224,233	–	–	224,233	–	224,233
Margin loan receivables	應收孖展貸款	30,586	–	–	30,586	–	30,586
Tax recoverable	可退回稅項	19,855	–	–	19,855	–	19,855
Pledged bank deposit	已抵押銀行存款	20,014	–	–	20,014	–	20,014
Bank balances and cash	銀行結存及現金	359,603	–	–	359,603	–	359,603
Trade and other payables	貿易及其他應付款項	(1,011,814)	–	–	(1,011,814)	–	(1,011,814)
Margin loan payables	應付孖展貸款	(253)	–	–	(253)	–	(253)
Bills payable	應付票據	(3,644)	–	–	(3,644)	–	(3,644)
Tax Payable	應付稅項	(91,420)	–	–	(91,420)	–	(91,420)
Borrowings	借款	(243,351)	–	–	(243,351)	–	(243,351)
Obligations under finance leases	融資租約承擔	(462)	–	–	(462)	–	(462)
Bank overdrafts	銀行透支	(46,978)	–	–	(46,978)	–	(46,978)
Amount due to a minority shareholder	應付一名少數股東款項	(2,526)	–	–	(2,526)	–	(2,526)
Deferred tax liabilities	遞延稅項負債	(114)	–	–	(114)	–	(114)
Total effects on assets and liabilities	對資產及負債之總影響	2,256,928	–	(937)	2,255,991	27,590	2,283,581
Minority interests	少數股東權益	(449,617)	449,617	–	–	–	–
		1,807,311	449,617	(937)	2,255,991	27,590	2,283,581

Notes to the Condensed Financial Statements

For the six months ended September 30, 2005

簡明財務報表附註

截至二零零五年九月三十日止六個月

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *(Continued)*

3. 會計政策變動影響摘要 *(續)*

		As at March 31, 2005 (originally stated) HK$'000 於二零零五年三月三十一日(如原先呈報)千港元	Retrospective adjustments 追溯調整 HKAS 27 HK$'000 香港會計準則第27號 千港元	HK-INT 2 HK$'000 香港詮釋第2號 千港元	As at March 31, 2005 (restated) HK$'000 於二零零五年三月三十一日(經重列)千港元	Adjustments on April 1, 2005 Others (Note) HK$'000 於二零零五年四月一日調整其他(附註)千港元	As at April 1, 2005 (restated) HK$'000 於二零零五年四月一日(經重列)千港元
Share capital	股本	2,236	–	–	2,236	–	2,236
Capital reserve	資本儲備	(22,137)	–	–	(22,137)	22,137	–
Other reserves	其他儲備	1,685,323	–	–	1,685,323	11,947	1,697,270
Retained profits	保留溢利	141,889	–	(937)	140,952	(6,494)	134,458
Equity holders of the parent	母公司股本持有人	1,807,311	–	(937)	1,806,374	27,590	1,833,964
Minority interests	少數股東權益	–	449,617	–	449,617	–	449,617
Total effects on total equity	對總股東權益之總影響	1,807,311	449,617	(937)	2,255,991	27,590	2,283,581

Note: The adjustment of approximately HK$27,365,000 included in interests in associates represents the adoption of new HKFRSs by an associate of the Group. The other adjustments represent the adoption of HKAS 39 and HKFRS 3 by the Group. For details, please refer to Note 2.

附註： 計入於聯營公司之權益之約27,365,000港元之調整代表本集團之一間聯營公司採納新香港財務報告準則。其他調整代表採納香港會計準則第39號及香港財務報告準則第3號。詳情請參閱附註2。

The financial effects of the application of the new HKFRSs to the Group's equity as at April 1, 2004 are summarized below:

採納新香港財務報告準則對本集團於二零零四年四月一日之股東權益之財務影響概述如下：

		As originally stated HK$'000 如原先呈報 千港元	HKAS 27 HK$'000 香港會計準則第27號 千港元	As restated HK$'000 經重列 千港元
Share capital	股本	1,866	–	1,866
Capital reserve	資本儲備	(21,581)	–	(21,581)
Other reserves	其他儲備	1,734,016	–	1,734,016
Retained profits	保留溢利	158,880	–	158,880
Equity holders of the parent	母公司股本持有人	1,873,181	–	1,873,181
Minority interests	少數股東權益	–	405,157	405,157
Total effects on total equity	總股東權益之總影響	1,873,181	405,157	2,278,338

Notes to the Condensed Financial Statements

For the six months ended September 30, 2005

簡明財務報表附註

截至二零零五年九月三十日止六個月

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *(Continued)*

Change of Accounting Estimates – Intangible Assets with Indefinite Useful Lives

In previous periods, intangible assets were amortized over their estimated useful lives of ten to twenty years. HKAS 38 requires intangible assets to be assessed at the individual asset level as having either finite or indefinite life. A finite-life intangible asset is amortized over its estimated useful life whereas an intangible asset with an indefinite useful life is carried at cost less accumulated impairment losses (if any). Intangible assets with indefinite lives are not subject to amortization but are tested for impairment annually or more frequently when there are indications of impairment. In accordance with the transitional provisions in HKAS 38, the Group reassessed the useful lives of its intangible assets on April 1, 2005 and concluded that certain trademark licenses with a total carrying amount of HK$226,687,000 recognized under the predecessor accounting standard have indefinite useful lives. The Group has applied the revised useful lives prospectively and discontinued amortizing intangible assets with indefinite useful lives from April 1, 2005. No amortization has been charged in relation to intangible assets with indefinite useful lives for the six months ended September 30, 2005. Comparative figures have not been restated.

The Group has not early applied the new accounting standards or interpretations that have been issued but are not yet effective. The directors of the Company are in the progress to assess the impact on the application of these standards or interpretations to the financial statements of the Group.

3. 會計政策變動影響摘要 *(續)*

會計估計之變動－無限使用年期之無形資產

於以往期間，無形資產乃於其估計可用年期十年至二十年內攤銷。根據香港會計準則38號規定，無形資產須按個別資產之有限或無限年期予以評估。有限年期之無形資產乃按其估計可用年期內攤銷，而無限年期之無形資產則按成本減累計減值虧損（如有）列賬。無限年期之無形資產毋須攤銷，惟須每年進行減值測試，或於情況顯示有減值時更頻密地進行減值測試。根據香港會計準則38號之過渡性條款，本集團已於二零零五年四月一日重新評估其無形資產可用年期，其結論為根據以往之會計準則確認之總賬面值為226,687,000港元之若干商標許可證有無限使用年期。本集團已採納經修訂可使用年期，並從二零零五四月一日起停止對無限使用年期之無形資產作攤銷。截至二零零五年九月三十日止六個月，並無就無限使用年期之無形資產作攤銷。比較數字並無重列。

本集團並無提早採納已頒佈但未生效之新會計準則及詮釋。本公司董事現正評估採納此等會計準則或詮譯對本集團財務報表之影響。

4. SEGMENT INFORMATION

Business Segments

The Group is organized into four (Six months ended September 30, 2004: four) business segments, namely trading of computer related products, consumer electronic products and securities and property development and trading. These divisions are the bases on which the Group reports its primary segment information.

Principal activities are as follows:

Trading of computer related products

Trading of consumer electronic products

Trading of securities

Property development and trading

4. 分類資料

業務分類

本集團由四種（截至二零零四年九月三十日止六個月：四種）分類業務組成，即電腦相關產品貿易、消費電子產品貿易、證券買賣以及物業發展及買賣。這些分部乃本集團呈報其主要分類資料之基礎。

主要業務如下：

電腦相關產品貿易

消費電子產品貿易

證券買賣

物業發展及買賣

Notes to the Condensed Financial Statements
For the six months ended September 30, 2005

簡明財務報表附註
截至二零零五年九月三十日止六個月

4. SEGMENT INFORMATION *(Continued)*

4. 分類資料（續）

Business Segments *(Continued)*

業務分類（續）

Six months ended September 30, 2005

截至二零零五年九月三十日止六個月

		Trading of computer related products *HK$'000* 電腦相關產品貿易 *千港元*	Trading of consumer electronic products *HK$'000* 消費電子產品貿易 *千港元*	Trading of securities *HK$'000* 證券買賣 *千港元*	Property development and trading *HK$'000* 物業發展及買賣 *千港元*	Consolidated *HK$'000* 綜合 *千港元*
Turnover	營業額	1,898,845	670,944	113,935	118,800	2,802,524
Segment result	分類業績	89,572	13,124	18,694	10,795	132,185
Interest income	利息收入					20,736
Unallocated corporate income, net	未分配企業收入淨額					1,921
Finance costs	財務費用					(24,140)
Share of results of associates	應佔聯營公司業績					(24,126)
Impairment loss on goodwill arising on acquisition of an associate	收購一間聯營公司產生之商譽減值虧損					(14,391)
Gain on disposal of subsidiaries	出售附屬公司之收益					4,276
Profit before income tax	除所得稅前溢利					96,461
Income tax expense	所得稅支出					(48,428)
Profit for the period	期內溢利					48,033

Six months ended September 30, 2004

截至二零零四年九月三十日止六個月

		Trading of computer related products *HK$'000* 電腦相關產品貿易 *千港元*	Trading of consumer electronic products *HK$'000* 消費電子產品貿易 *千港元*	Trading of securities *HK$'000* 證券買賣 *千港元*	Property development and trading *HK$'000* 物業發展及買賣 *千港元*	Consolidated *HK$'000* (Restated) 綜合 *千港元* (經重列)
Turnover	營業額	1,807,432	913,616	1,307	-	2,722,355
Segment result	分類業績	96,648	14,824	10,409	(56)	121,825
Interest income	利息收入					9,405
Allowances for short-term loans receivable	短期應收貸款準備					(3,469)
Unallocated corporate expenses, net	未分配企業開支淨額					(10,028)
Finance costs	財務費用					(9,340)
Share of results of associates	應佔聯營公司業績					(30,448)
Amortization of goodwill arising on acquisition of associates	收購聯營公司產生之商譽攤銷					(14,045)
Net loss on deemed disposals of shareholdings in associates	被視為出售聯營公司股權之虧損淨額					(11,400)
Profit before income tax	除所得稅前溢利					52,500
Income tax expense	所得稅支出					(67,670)
Loss for the period	期內虧損					(15,170)

Notes to the Condensed Financial Statements 簡明財務報表附註

For the six months ended September 30, 2005 *截至二零零五年九月三十日止六個月*

5. PROFIT BEFORE INCOME TAX 5. 除所得稅前溢利

		Six months ended September 30, 截至九月三十日止六個月	
		2005 *HK$'000* 二零零五年 千港元	2004 *HK$'000* 二零零四年 千港元
Profit before income tax has been arrived at after charging (crediting):	除所得稅前溢利已扣除(計入)以下各項:		
Allowance for bad and doubtful debts	呆壞賬準備	**1,668**	7,198
Amortization of goodwill (included in administrative expenses)	商譽攤銷(包括在行政開支內)	**–**	13,347
Amortization of trademark licenses and patent (included in administrative expenses)	商標許可證及專利權攤銷(包括在行政開支內)	**403**	12,186
Depreciation and amortization on property, plant and equipment	物業、機器及設備之折舊及攤銷	**6,466**	9,032
Share the tax of associates (included in share of result of associates)	應佔聯營公司稅項(包括在應佔聯營公司業績內)	**1,029**	1,320
Exchange losses	匯兑虧損	**11,711**	838
Loss on fair value changes on investments held for trading	持作買賣證券投資公平價值變更之虧損	**18,461**	–
Interest income	利息收入	**(20,736)**	(9,405)
Net gain on trading of derivatives financial instruments	買賣衍生財務工具之收益淨額	**–**	(15,100)
Net realized gain on disposal of listed securities investments	出售上市證券投資變現之收益淨額	**(21,008)**	(257)
Net unrealized holding loss on other investments	持有其他投資之未變現虧損淨額	**–**	4,948

Notes to the Condensed Financial Statements

For the six months ended September 30, 2005

簡明財務報表附註

截至二零零五年九月三十日止六個月

6. IMPAIRMENT LOSS ON GOODWILL ARISING ON ACQUISITION OF AN ASSOCIATE

During the period, the directors of the Company reviewed the carrying value of goodwill arising on acquisition of an associate in previous year. The carrying amount of the goodwill has been allocated to the Cash Generating Unit (the "CGU") for the segments of consumer business and healthcare business of the associate.

The recoverable amounts of the CGU have been determined on the basis of value in use calculations. Their recoverable amounts are based on certain similar key assumptions. The value in use calculations of the two segments used cash flow forecasts derived from the most recent financial budgets for next three years using a discount rate of approximately 10%. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGU. The growth rates are based on industry growth forecasts.

After considering the current market condition and cash flow forecasts using a discount rate of approximately 10%, an impairment loss of HK$14,391,000 has been identified and recognized in the consolidated income statement.

In the opinion of the directors, no other impairment loss in respect of the carrying value of the goodwill is considered necessary.

6. 因收購一間聯營公司而產生之商譽之減值虧損

於本期間，本公司董事審閱於去年收購一間聯營公司所產生之商譽賬面值。就該聯營公司之消費業務及保健業務分類而言，商譽之賬面值已分配至現金產生單位（「現金產生單位」）。

現金產生單位之可收回金額乃按照使用中之價值作基準釐定。彼等之可收回金額乃根據若干相似之主要假設。計算使用中之價值乃使用來自未來三年之最近期財務預算所產生之現金流量預測，以貼現率約10%計算。管理層利用徵税前税率估計貼現率，該税率反映現時市場對金錢時值之評估，以及該現金產生單位之特有風險。有關增長率乃根據業內增長預測所計算。

經考慮現行市況及利用貼現率約10%計算之現金流量預測，已辨悉之減值虧損為14,391,000港元，並已於綜合收益表中確認。

董事認為，並無必要就商譽之賬面值計算任何其他減值虧損。

7. INCOME TAX EXPENSE

7. 所得税支出

		Six months ended September 30, 截至九月三十日止六個月	
		2005 *HK$'000* 二零零五年 *千港元*	2004 *HK$'000* 二零零四年 *千港元*
Current tax:	現時税項：		
Other jurisdictions	其他司法管轄區	51,926	44,812
Deferred tax:	遞延税項：		
Current period (credit) charge	本期間（抵免）支出	(3,498)	22,858
		48,428	67,670

Income tax arising in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

No provision for Hong Kong Profits Tax was made for the period as the assessable profit of subsidiaries operated in Hong Kong was wholly absorbed by tax losses brought forward.

在其他司法管轄區所產生之所得税按有關司法管轄區之現行税率計算。

由於在香港經營之附屬公司之應課税溢利全由結轉之税項虧損所抵銷，故本期間並無作出香港利得税準備。

Notes to the Condensed Financial Statements
For the six months ended September 30, 2005

簡明財務報表附註
截至二零零五年九月三十日止六個月

8. DIVIDEND

On July 22, 2005, a dividend of HK6 cents per share was declared to shareholders as a final dividend for the year ended March 31, 2005, amounting to HK$13,418,000.

The directors have resolved to declare an interim dividend of HK4 cents per share in cash with scrip option (Six months ended September 30, 2004: Nil) should be paid to the shareholders of the Company whose names appear on the Register of Members on January 4, 2006.

8. 股息

於二零零五年七月二十二日，本公司向股東宣派股息每股6港仙，作為截至二零零五年三月三十一日止年度之末期股息，金額合共13,418,000港元。

董事議決宣派中期股息每股現金4港仙（可選擇以股代息）（截至二零零四年九月三十日止六個月：無）予於二零零六年一月四日名列於股東名冊上之本公司股東。

9. EARNINGS (LOSS) PER SHARE

The calculation of the basic and diluted earnings (loss) per share is based on the following data:

9. 每股盈利（虧損）

每股基本及攤薄盈利（虧損）乃根據下列數據計算：

		Six months ended September 30, 截至九月三十日止六個月	
		2005 *HK$'000* 二零零五年 千港元	2004 *HK$'000* 二零零四年 千港元
Earnings (loss):	盈利（虧損）：		
Earnings (loss) for the purposes of basic and diluted earnings (loss) per share attributable to equity holders of the parent	用以計算母公司股本持有人應佔每股基本及攤薄盈利（虧損）之盈利（虧損）	16,388	(25,032)
		'000 *千股*	*'000* *千股*
Number of shares:	股份數目：		
Number (Weighted average number) of ordinary shares for the purpose of basic earnings (loss) per share	用以計算每股基本盈利（虧損）之普通股數目（加權平均數）	223,628	186,553
Effect of dilutive potential ordinary shares on share options	潛在普通股之攤薄影響－購股權	20,311	
Weighted average number of ordinary shares for the purpose of diluted earnings (loss) per share	用以計算每股攤薄盈利（虧損）之普通股加權平均數	243,939	

The computation of diluted loss per share for the six months ended September 30, 2004 did not assume the exercise of the Company's outstanding share options because the exercise would result in a decrease in loss per share.

在計算截至二零零四年九月三十日止六個月之每股攤薄虧損時，並無假設本公司之尚未行使購股權獲行使，原因為行使該等購股權會導致每股虧損減少。

Notes to the Condensed Financial Statements

For the six months ended September 30, 2005

簡明財務報表附註

截至二零零五年九月三十日止六個月

10. PROPERTY, PLANT AND EQUIPMENT

During the period, the Group spent approximately HK$9.6 million on purchase of furniture, fixtures and equipment and motor vehicles.

10. 物業、機器及設備

期內，本集團於購置傢俱、裝置及設備以及汽車方面支出約為9,600,000港元。

11. INTERESTS IN ASSOCIATES

On March 10, 2005, the Group and PYI Corporation Limited (formerly known as Paul Y. ITC Construction Holdings Limited) ("PYI"), another substantial shareholder of China Strategic Holdings Limited ("CSHL"), entered into a share sale agreement with an independent third party for the disposal of an aggregate 270,000,000 shares of CSHL (representing a 15.3% interest in CSHL or 135,000,000 shares each held by the Group and PYI) for a total consideration of approximately HK$52.1 million (the "Proposed Disposal"). The completion of the Proposed Disposal is subject to the completion of a proposed group reorganization by CSHL ("CSHL Reorganization").

On April 19, 2005, a joint announcement of CSHL and the Group announced that the details of the CSHL Reorganization which, if approved and implemented, will result in, (i) CSHL continuing to be a public listed company with its subsidiaries concentrating on its business of manufacturing and trading of battery products, investments in securities and property and investment in unlisted investment; (ii) all other subsidiaries of CSHL carrying on property development and investment holding business, and all other associates of CSHL carrying on manufacturing and marketing of tires and business of providing package tour, travel and other related services being grouped under Group Dragon Investment Limited ("GDI") (a wholly-owned subsidiary of CSHL) and its subsidiaries upon completion of the CSHL Reorganization; and (iii) the distribution in specie of shares in GDI to the then shareholders of CSHL on a record date to be fixed, on the basis of one GDI share for every share in CSHL after consolidation under the capital reorganization.

On the same date, the Group proposed to acquire an additional interest in GDI (the "Proposed Acquisition") subject to approval of the shareholders of the Company and the completion of the CSHL Reorganization. The Proposed Acquisition was approved by the shareholders of the Company on October 7, 2005.

Details of the Proposed Disposal and Proposed Acquisition are set out in a circular of the Company dated September 14, 2005. The transaction has not yet been completed at the date of this report.

11. 聯營公司權益

於二零零五年三月十日，本集團及中策集團有限公司（「中策」）另一主要股東保華集團有限公司（前稱保華德祥建築集團有限公司）（「保華」）與一獨立第三方訂立一份股份銷售協議，內容有關以總代價約52,100,000港元出售中策合共270,000,000股股份（佔本集團及保華各自持有之中策15.3%權益或135,000,000股股份）（「建議出售」）。待中策完成建議之集團重組（「中策重組」）後，建議出售方告完成。

於二零零五年四月十九日，中策與本集團之聯合公佈宣佈，中策重組之資料，倘獲批准及付諸實行，將導致(i)中策繼續保持公眾上市公司之地位，其附屬公司專注於電池產品製造及貿易、證券及物業投資，以及非上市投資項目；(ii)於中策重組完成後，中策旗下經營物業發展及投資控股業務之所有其他附屬公司，以及中策旗下經營輪胎製造及銷售、提供旅行團、旅遊及其他相關服務之業務將收歸群龍投資有限公司（「群龍」）（中策之一間全資附屬公司）及其附屬公司旗下；及(iii)股本重組合併後以實物方式向於待定記錄日期當時之中策股東分派群龍股份，基準為每持有一股中策股份將收取一股群龍股份。

同日，本集團擬收購群龍之額外權益（「建議收購」），惟須經本公司股東批准及中策重組完成後，方可作實。建議收購已於二零零五年十月七日經本公司股東批准。

建議出售及建議收購之詳情載於本公司於二零零五年九月十四日刊發之通函。是次交易於本報告日期尚未完成。

Notes to the Condensed Financial Statements

For the six months ended September 30, 2005

簡明財務報表附註

截至二零零五年九月三十日止六個月

12. AVAILABLE-FOR-SALE INVESTMENTS

During the period, the Group entered has subscribed three convertible notes with an aggregate amount of HK$650 million from Cheung Tai Hong Holdings Limited, See Corporation Limited (previously known as Ruili Holdings Limited) and Wo Kee Hong (Holdings) Limited, all these companies are public limited companies with their shares listed on the Stock Exchange for a total consideration of HK$650 million. The Group had classified all the debt element of the convertible notes as an available-for-sale investments and the conversion option element of the convertible notes as investments held for trading.

As at September 30, 2005, the fair value of the debt element and conversion option element were approximately HK$535,482,000 and HK$133,029,000 respectively. Accordingly, a change in fair value of approximately HK$2,943,000 for the debt element and approximately HK$15,568,000 for conversion option element were recognized in equity and profit and loss, respectively.

13. PAYMENTS FOR ACQUISITION OF LONG TERM INVESTMENTS

During the period, the Group paid an aggregate of approximately HK$115,175,000 as a tender deposit to three independent third parties for expressing the Group's interest in water supply business, sand mining business and the exploitation right for river sand business in the People's Republic of China (the "Potential Investments"). These payments would be refundable from the counter parties if the terms and conditions had not been concluded within one year after the payments made by the Group. Up to the report date, the terms and conditions of the Potential Investments have not yet been concluded with the counter parties.

12. 可供出售之投資

於本期間，本集團向祥泰行集團有限公司、漢傳媒集團有限公司（前稱瑞力控股有限公司）及和記行（集團）有限公司以總代價為650,000,000港元認購三份合共650,000,000港元之可兌換票據，此等公司乃公眾有限公司，其股份於聯交所上市。本集團將可兑換票據之所有債項成份分類為可供出售投資，而將可兑換票據之轉換期權成份分類為持作買賣之證券投資。

於二零零五年九月三十日，債項成份及轉換期權成份之公平價值分別約為535,482,000港元及133,029,000港元。因此，債項成份約2,943,000港元及轉換期權成份約15,568,000港元之公平價值變動已分別於股本及損益中確認。

13. 收購長期投資之付款

於本期間，本集團合共向三位獨立第三方繳付約115,175,000港元作為投標保證金，以表示本集團對於中華人民共和國之供水業務、採沙業務及河沙業務之採礦權（「具潛力之投資」）有興趣。倘於本集團付款後一年內尚未落實有關條款及條件，則該等付款將會自其他訂約方收回。截至本報告日期，具潛力之投資之條款及條件尚未與其他訂約方落實。

Notes to the Condensed Financial Statements
For the six months ended September 30, 2005

簡明財務報表附註
截至二零零五年九月三十日止六個月

14. TRADE AND OTHER RECEIVABLES

Included within trade and other receivables is a trade debtor balance of HK$624.9 million (March 31, 2005: HK$591.8 million). The Group allows an average credit period of one to two months to its trade customers.

The following is an aged analysis of trade debtors at the reporting date:

14. 貿易及其他應收款項

貿易及其他應收款項包括為數624,900,000港元之應收貿易款項結餘（二零零五年三月三十一日：591,800,000港元）。本集團向其貿易客戶提供平均一至兩個月不等之信貸期。

於報告日期之應收貿易款項賬齡分析如下：

		September 30, 2005 HK$'000 二零零五年九月三十日 千港元	March 31, 2005 HK$'000 二零零五年三月三十一日 千港元
Not yet due	未到期	506,123	548,407
Overdue within one month	逾期少於一個月	108,611	25,996
Overdue between one to two months	逾期一至兩個月	1,569	4,561
Overdue more than two months	逾期超過兩個月	8,637	12,819
		624,940	591,783

15. TRADE AND OTHER PAYABLES

Included within trade and other payables is a trade creditor balance of HK$624.4 million (March 31, 2005: HK$564.1 million).

The following is an aged analysis of trade creditors at the reporting date:

15. 貿易及其他應付款項

貿易及其他應付款項包括為數624,400,000港元之應付貿易款項結餘（二零零五年三月三十一日：564,100,000港元）。

於報告日期之應付貿易款項賬齡分析如下：

		September 30, 2005 HK$'000 二零零五年九月三十日 千港元	March 31, 2005 HK$'000 二零零五年三月三十一日 千港元
Not yet due	未到期	413,801	417,919
Overdue within one month	逾期少於一個月	147,261	74,518
Overdue between one to two months	逾期一至兩個月	22,061	27,951
Overdue more than two months	逾期超過兩個月	41,326	43,766
		624,449	564,154

Notes to the Condensed Financial Statements

For the six months ended September 30, 2005

簡明財務報表附註

截至二零零五年九月三十日止六個月

16. BORROWINGS

During the period, the Group obtained additional bank and other loans of approximately HK$1,163.5 million which bear interest at prevailing market rates and are repayable within two years. The borrowings were used for general working capital purposes. The Group also repaid bank and other loans of approximately HK$398.8 million.

Borrowings included loan payables with principal balance of HK$374.5 million (March 31, 2005: HK$149.3 million) due to substantial shareholders and its associates of the Company, which are unsecured, bear interest at prevailing market rates and repayable in accordance with the respective loan agreements, if any.

16. 借款

於本期間，本集團取得為數約1,163,500,000港元之額外銀行及其他貸款，有關貸款均按當時市場利率計息及須於兩年內償還。有關貸款乃用作一般營運資金。本集團亦已償還約398,800,000港元之銀行及其他貸款。

借款包括應付本公司主要股東及其聯繫人士之貸款本金餘額374,500,000港元（二零零五年三月三十一日：149,300,000港元），該等款項為無抵押，按現行市場利率計息及根據各自相關貸款協議（如有）償還。

17. PLEDGE OF ASSETS

At the balance sheet date, the following assets were pledged by the Group to secure banking and other financing facilities:

17. 資產抵押

於結算日，以下資產由本集團抵押以取得銀行貸款及其他融資安排：

		September 30, 2005 HK$'000 二零零五年九月三十日 千港元	March 31, 2005 HK$'000 二零零五年三月三十一日 千港元
Available-for-sale investments	可供出售之投資	538,128	–
Trade and other receivables	貿易及其他應收款項	235,579	105,494
Listed securities of associates	聯營公司之上市證券	267,699	88,467
Inventories	存貨	182,947	–
Investments held for trading	持作買賣證券投資	129,283	–
Land and buildings	土地及樓宇	13,012	13,378
Investments in securities	證券投資	–	12,816
Bank deposit	銀行存款	20,244	20,014
		1,386,892	240,169

Notes to the Condensed Financial Statements
For the six months ended September 30, 2005

簡明財務報表附註
截至二零零五年九月三十日止六個月

18. DISPOSAL OF SUBSIDIARIES

In May 2005, the Group entered into a sale and purchase agreement with an independent third party to dispose of certain subsidiaries which carried out the business of trading of computer-related products and web-site maintenance for a total consideration of SGD 1 (equivalent to approximately HK$5). The disposal was completed on May 31, 2005, on which date control of the disposed subsidiaries passed to the acquirer.

18. 出售附屬公司

於二零零五年五月，本集團與獨立第三方訂立一項買賣協議，以總代價1星加坡元（相等於約5港元）出售進行電腦相關產品貿易及網站維持業務之若干附屬公司。此項出售於二零零五年五月三十一日（即已出售附屬公司之控制權交予收購者當日）完成。

		September 30, 2005 *HK$'000* 二零零五年九月三十日 *千港元*
Net liabilities disposed of	出售之負債淨值	(4,726)
Currency translation reserve realized	已變現貨幣兌換儲備	450
		(4,276)
Gain on disposal	出售之收益	4,276
Total consideration	總代價	–
Net cash outflow arising on disposal:	因出售產生之現金流出淨額	
Bank balances and cash disposed of	出售之銀行結存及現金	(73)

The subsidiaries disposed of did not make any significant contribution to the results and cash flows of the Group during the interim period.

出售之附屬公司對本集團於中期期間之業績及現金流量並無作出重大貢獻。

Notes to the Condensed Financial Statements
For the six months ended September 30, 2005

簡明財務報表附註
截至二零零五年九月三十日止六個月

19. TRANSACTIONS WITH RELATED PARTIES

During the period, the Group had the following significant related party transactions:

19. 與關連人士之交易

本集團於本期間之重大關連人士交易如下：

		Six months ended September 30, 截至九月三十日止六個月	
		2005 *HK$'000* 二零零五年 *千港元*	2004 *HK$'000* 二零零四年 *千港元*
Substantial shareholder and its associates:	主要股東及其聯繫人士：		
Interest paid and payable by the Group *(note a)*	本集團已付及應付之利息 *(附註a)*	11,306	5,245
Interest received and receivable by the Group *(note a)*	本集團已收及應收之利息 *(附註a)*	8,915	5,640
Associates:	聯營公司：		
Management fee income *(note b)*	管理費收入 *(附註b)*	1,428	1,489
Rental expenses *(note c)*	租金開支 *(附註c)*	436	712

Details of balances with related parties at the balance sheet date are set out in the condensed consolidated balance sheet and in Note 16.

於結算日，與關連人士之結餘款項詳情載於簡明綜合資產負債表及附註16中。

Notes:

a. The loans advanced to/by and the balances due by/to the Group are unsecured, bear interest at prevailing market rates and repayable in accordance with the respective loan agreements, if any.

b. The transactions were determined based on terms mutually agreed by the parties concerned.

c. The transactions were carried out at terms in accordance with the agreement entered into between the relevant parties.

附註：

a. 向／由本集團墊支之貸款及本集團應付／應收之款項均為無抵押，按當時市場利率計息及根據其各自貸款協議（如有）所述年期償還。

b. 該等交易乃按有關雙方共同同意之條款釐定。

c. 該等交易乃按相關各方訂立之協議進行。

Corporate Information

BOARD OF DIRECTORS

Executive Directors

Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent non-executive Directors

Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

AUDIT COMMITTEE

Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

QUALIFIED ACCOUNTANT

Mr. Lui Siu Tsuen, Richard

COMPANY SECRETARY

Ms. Kam Yiu Sai, Florence

AUDITORS

Deloitte Touche Tohmatsu
Certified Public Accountants
26th Floor, Wing On Centre
111 Connaught Road Central
Hong Kong

PRINCIPAL BANKERS

Bank of America, U.S.A.
Bank of China (Hong Kong) Limited
Citic Ka Wah Bank Limited
Hang Seng Bank Limited
Wing Hang Bank, Ltd.

PRINCIPAL REGISTRAR

The Bank of Bermuda Limited
6 Front Street
Hamilton HM 11
Bermuda

BRANCH REGISTRAR

Secretaries Limited
Ground Floor
Bank of East Asia Harbour View Centre
56 Gloucester Road, Wanchai
Hong Kong

REGISTERED OFFICE

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

PRINCIPAL OFFICE

8th Floor, Paul Y. Centre
51 Hung To Road, Kwun Tong,
Kowloon, Hong Kong
Tel: (852) 2372 0722
Fax: (852) 2304 4236

ADR DEPOSITARY

Deutsche Bank Trust Company America
60 Wall St., 27th Floor/MS NYC 60-2727
New York NY 10005

STOCK CODE

The Stock Exchange of Hong Kong Limited: 275

公司資料

董事會

執行董事

陳國強博士 *（主席）*
Yap, Allan 博士 *（董事總經理）*
呂兆泉先生 *（副董事總經理）*

獨立非執行董事

袁天凡先生
郭嘉立先生
黃景霖先生
冼志輝先生

審核委員會

郭嘉立先生
黃景霖先生
冼志輝先生

合資格會計師

呂兆泉先生

公司秘書

甘瑤斯女士

核數師

德勤。關黃陳方會計師行
執業會計師
香港
干諾道中111號
永安中心26樓

主要往來銀行

Bank of America, 美國
中國銀行（香港）有限公司
中信嘉華銀行有限公司
恒生銀行有限公司
永亨銀行有限公司

主要過戶登記處

The Bank of Bermuda Limited
6 Front Street
Hamilton HM 11
Bermuda

過戶登記分處

秘書商業服務有限公司
香港
灣仔告士打道56號
東亞銀行港灣中心地下

註冊辦事處

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

主要辦事處

香港九龍
觀塘鴻圖道51 號
保華企業中心8 樓
電話：(852) 2372 0722
傳真：(852) 2304 4236

美國預託證券存管處

Deutsche Bank Trust Company America
60 Wall St., 27th Floor/MS NYC 60-2727
New York NY 10005

股票編號

香港聯合交易所有限公司：275


HANNY
VISIONS AHEAD

REGISTERED OFFICE
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

PRINCIPAL OFFICE
8th Floor, Paul Y. Centre
51 Hung To Road, Kwun Tong
Kowloon, Hong Kong
Tel : (852) 2372 0722
Fax: (852) 2304 4236

STOCK CODE 275